    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        SMART MODULAR TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                         3674                         77-0200166
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                              4305 CUSHING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 623-1231

   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   AJAY SHAH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SMART MODULAR TECHNOLOGIES, INC.
                              4305 CUSHING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 623-1231

(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

              TOR R. BRAHAM, ESQ.                            JOSHUA L. GREEN, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                       VENTURE LAW GROUP
            PROFESSIONAL CORPORATION                       A PROFESSIONAL CORPORATION
               650 PAGE MILL ROAD                             2800 SAND HILL ROAD
        PALO ALTO, CALIFORNIA 94304-1050                  MENLO PARK, CALIFORNIA 94025
                 (415) 493-9300                                  (415) 854-4488

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.

    If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                                     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM      AGGREGATE        AMOUNT OF
SECURITIES                        AMOUNT TO BE      OFFERING PRICE       OFFERING       REGISTRATION
TO BE REGISTERED                  REGISTERED(1)      PER SHARE(2)        PRICE(2)            FEE
------------------------------------------------------------------------------------------------------
Common Stock..................  2,380,500 shares        $45.00         $107,122,500        $32,462
======================================================================================================

(1) Includes shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) The proposed maximum offering price per share and the registration fee were calculated in accordance with Rule 457(c) based on the average of the high and low prices for the Company's Common Stock on August 5, 1997, as quoted on the Nasdaq National Market.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Issued August 11, 1997

                                2,070,000 Shares

                                      LOGO

                                  COMMON STOCK
                            ------------------------

  OF THE 2,070,000 SHARES OF COMMON STOCK OFFERED HEREBY, 1,100,000 SHARES ARE
   BEING SOLD BY THE COMPANY AND 970,000 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT
RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.
  THE COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "SMOD." ON AUGUST 8, 1997, THE LAST SALE PRICE FOR THE COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET WAS $46 PER SHARE. SEE "PRICE RANGE OF
                                 COMMON STOCK."
                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 5 HEREOF.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                       UNDERWRITING
                                                        DISCOUNTS                    PROCEEDS TO
                                         PRICE TO          AND        PROCEEDS TO      SELLING
                                          PUBLIC       COMMISSIONS(1) COMPANY(2)     SHAREHOLDERS
                                        -----------    -----------    -----------    -----------
Per Share.............................       $              $              $              $
Total(3)..............................       $         $              $              $

---------------
     (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
     (2) Before deducting expenses payable by the Company estimated at $340,000.
     (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 310,500 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, and proceeds to Company
         will be $        , $        , and $        , respectively. See
         "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Venture Law Group, A Professional Corporation, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about           , 1997, at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
             DONALDSON, LUFKIN & JENRETTE
                                   Securities Corporation

                           COWEN & COMPANY

                                       MONTGOMERY SECURITIES

            , 1997

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Incorporation of Certain Documents by
  Reference.....................................    2
Prospectus Summary..............................    3
The Company.....................................    4
Risk Factors....................................    5
Use of Proceeds.................................   12
Dividend Policy.................................   12
Price Range of Common Stock.....................   12
Capitalization..................................   13
Selected Consolidated Financial Data............   14

                                                  PAGE
                                                  ----
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   15
Business........................................   23
Management......................................   35
Principal and Selling Shareholders..............   38
Underwriters....................................   40
Legal Matters...................................   41
Experts.........................................   41
Available Information...........................   42

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-26942) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996;
(ii) the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under
Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to SMART Modular Technologies, Inc., 4305 Cushing Parkway, Fremont, California 94538, Attention: Charles W. Welch, General Counsel (telephone: (510) 623-1231). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.
                            ------------------------

     Apex, Apex Data, SMART and Design and SMART Modular Technologies are registered trademarks of the Company. This Prospectus also refers to trademarks held by other corporations.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and the financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Prospective investors should consider carefully the factors described under "Risk Factors."

                                  THE COMPANY

     SMART Modular Technologies, Inc. is a leading independent manufacturer of specialty and standard memory modules and Flash memory cards and also manufactures high performance embedded computer modules, as well as communication card solutions in PC card and other form factors. SMART offers more than 500 products to leading OEMs in the computer, networking and telecommunications industries. The Company's principal customers include Cisco, Compaq, Data General, Fujitsu Microelectronics, Gateway, Hewlett-Packard, IBM, Motorola, NCR and Solectron.

                                  THE OFFERING

Common Stock offered..............................  2,070,000 shares, including
                                                    1,100,000 shares by the Company and
                                                    970,000 shares by the Selling Shareholders
Common Stock to be outstanding after the            20,338,392 shares(1)
  offering........................................
Use of proceeds...................................  For capital expenditures, facilities expansion, working capital and other general corporate
                                                    purposes. See "Use of Proceeds."
Nasdaq National Market symbol.....................  SMOD

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                              SIX MONTHS ENDED
                                                       FISCAL YEAR ENDED OCTOBER 31,              APRIL 30,
                                                     ----------------------------------     ---------------------
                                                       1994         1995         1996         1996         1997
                                                     --------     --------     --------     --------     --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales..........................................  $163,849     $274,592     $401,774     $194,433     $275,264
Income from operations.............................     9,940       20,426       37,653       17,298       26,542
Net income.........................................     6,159       12,567       25,131       11,403       18,178
Net income per share(2)............................  $    .37     $    .72     $   1.20     $    .55     $    .84
Weighted average common and common equivalent
  shares outstanding(2)............................    16,537       17,565       20,874       20,646       21,551

                                                                                        APRIL 30, 1997
                                                                                  ---------------------------
                                                                                   ACTUAL      AS ADJUSTED(3)
                                                                                  --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...............................  $ 51,521        $ 99,125
Working capital.................................................................    87,391         134,995
Total assets....................................................................   199,488         247,092
Capital lease obligations, net of current portion...............................       636             636
Total shareholders' equity......................................................   106,176         153,780

---------------

(1) Based on the number of shares of Common Stock outstanding as of April 30, 1997. Excludes, as of April 30, 1997, (i) 3,797,837 shares of Common Stock available for issuance pursuant to the Company's 1989 Incentive Stock Plan, of which options to purchase 2,408,417 shares were outstanding; (ii) 2,977,309 shares of Common Stock available for issuance pursuant to the Company's 1995 Stock Plan, of which options to purchase 796,979 shares were outstanding; (iii) 100,000 shares of Common Stock available for issuance pursuant to the Company's 1995 Director Option Plan, of which options to purchase 7,200 shares were outstanding; and (iv) 456,784 shares of Common Stock available for issuance pursuant to the Company's Employee Stock Purchase Plan.

(2) See Note 2 of Notes to Consolidated Financial Statements incorporated herein by reference for an explanation of the determination of the number of shares used in computing net income per share. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Accounting Pronouncement."

(3) Adjusted to reflect the sale of 1,100,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $46 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                  THE COMPANY

     SMART Modular Technologies, Inc. ("SMART" the "Company") is a leading independent manufacturer of specialty and standard memory modules and Flash memory cards and also manufactures high performance embedded computer modules, as well as communication card solutions in PC card and other form factors. SMART offers more than 500 products to leading OEMs in the computer, networking, and telecommunications industries.

     In July 1995, the Company increased its focus on the PC card business and its presence in the computer reseller channel through its acquisition of Apex Data, Inc. ("Apex"), which designs and markets wireless and wireline communication card products. The Company further extended its product line to include embedded computers through the acquisition of RISQ Modular Systems, Inc. ("RISQ") in July 1996. SMART has developed extensive design and manufacturing expertise which the Company believes enables it to respond to its customers' rapidly changing product and service requirements; provide its customers with timely access to new higher speed or higher performance modules or subsystems; reduce its customer's time-to-market and capital requirements; and decrease its customers' production and inventory costs.

     The demand for semiconductor memory devices and other subsystems in digital electronic systems has grown dramatically over the last several years as a result of the increasing importance of both of these components in determining system performance. The demand for greater overall system performance, as well as the increasing number and variety of electronic devices, has required that electronics manufacturers increase the number and functionality of memory devices and the performance of other subsystems.

     The factors contributing to the increasing demand for memory devices and communications and embedded computer subsystems include the expanding unit sales of PCs in the business and consumer market segments; the increasing use of PCs to perform memory-intensive graphics and multimedia functions; the volume of memory required to support faster microprocessors; the proliferation of increasingly complex operating system and applications software; the increased use of local area network and wide area network routing and switching equipment, which incorporate complex memory and embedded computer subsystems; the growth in on-line communications, such as e-mail and the Internet; and, in general, the increasing performance requirements of workstations, servers and networking and telecommunications equipment.

     As the variety of memory devices and subsystems available to address specific applications has expanded, the design and manufacture of memory modules, PC cards and embedded computer subsystems have increasingly become areas in which electronics OEMs employ outsourcing strategies. OEM outsourcing practices for memory products range from contract manufacturing, in which the OEM may turn to an outside supplier to procure third-party components and for the design, manufacture and distribution a specific product for the OEM on a turnkey basis, to consignment, in which the OEM employs the outside supplier to design and manufacture a product using memory or other components supplied by the OEM. OEMs may also purchase memory modules or subsystems which have been designed by a supplier for a specific application. The Company's memory module products can be manufactured on a turnkey basis or on a consignment basis, depending on the needs of the OEM.

     The Company's principal customers include Cisco Systems, Inc. ("Cisco"), Compaq Computer Corporation ("Compaq"), Data General Corporation ("Data General"), Fujitsu Microelectronics ("Fujitsu"), Gateway 2000 ("Gateway"), Hewlett-Packard Company ("Hewlett-Packard"), IBM Corporation ("IBM"), Motorola, Inc. ("Motorola"), NCR Corp. ("NCR") and Solectron Corp. ("Solectron").

     The Company was originally incorporated as Precision SMT Incorporated under the laws of the State of California in August 1988 and changed its name to SMART Modular Technologies, Inc. in March 1989. SMART's executive offices are located at 4305 Cushing Parkway, Fremont, California 94538 and its telephone number is
(510) 623-1231. As used herein, "SMART" and the "Company" mean SMART Modular Technologies, Inc. and its subsidiaries, unless the context otherwise requires.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors in the Common Stock offered hereby should carefully consider the following risk factors in addition to the other information contained in this Prospectus.

     Significant Customer Concentration. A relatively small number of customers have accounted for a significant percentage of the Company's net sales. In fiscal 1996 and fiscal 1995, the Company's ten largest customers accounted for 71% and 68% of net sales, respectively. In fiscal 1996, the Company's three largest customers were Cisco, Hewlett-Packard and IBM, which accounted for 19%, 15% and 12% of net sales, respectively. In fiscal 1995, the Company's three largest customers were Cisco, IBM and Hewlett-Packard, which accounted for 18%, 15% and 10% of net sales, respectively. During these periods, no other customers accounted for more than 10% of net sales. The Company expects that sales to relatively few customers will continue to account for a significant percentage of its net sales in the foreseeable future. However, there can be no assurance that any of these customers or any of the Company's other customers will continue to utilize the Company's products at current levels, if at all. The Company has experienced significant changes in the composition of its major customer base and expects that this variability will continue in the future. For example, sales to Compaq, which represented under 10% of net sales in fiscal 1996 and fiscal 1995, represented a substantial portion of the Company's net sales in the first half of fiscal 1997. The loss of any major customer or any reduction in orders by any such customer would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has no firm long-term volume commitments from any of its major customers and generally enters into individual purchase orders with its customers, in certain cases under master agreements governing the terms and conditions of the relationship. The Company has experienced cancellations of orders and fluctuations in order levels from period to period and expects it will continue to experience such cancellations and fluctuations in the future. In addition, customer purchase orders may be canceled and order volume levels can be changed, canceled or delayed with limited or no penalties. The replacement of canceled, delayed or reduced purchase orders with new business cannot be assured. Moreover, the Company's business, financial condition and results of operations will depend in significant part on its ability to obtain orders from new customers, as well as on the financial condition and success of its customers. Therefore, any adverse factors affecting any of the Company's major customers or their customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers, Sales and Marketing."

     Product Concentration; Dependence on Memory Market. A substantial majority of the Company's revenues is derived from memory products. The market for memory products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce the Company's revenues for a substantial period, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. During fiscal 1996, there were significant declines in DRAM and SRAM semiconductor prices and declines in Flash semiconductor prices. Since the fiscal 1996 year end, there have been continued declines in certain DRAM and Flash semiconductor prices. Because a substantial portion of the Company's net sales are attributable to the resale of semiconductor memory devices, future price declines could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Fluctuations in Operating Results."

     Dependence on Semiconductor, Computer, Telecommunications and Networking Industries. The Company may experience substantial period-to-period fluctuations in future operating results due to factors affecting the, semiconductor, computer, telecommunications and networking industries. From time to time, each of these industries has experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in growth in any one of these industries could have a material adverse impact on the demand for the Company's products and therefore a material adverse effect on the Company's business, financial condition and results of operations. Moreover, changes in end user demand for the products sold by any individual OEM customer can have a rapid and exaggerated effect on demand for the Company's products from that customer in any given period, particularly in the event that the OEM customer has accumulated excess inventories of products purchased from the Company. There can be no assurance that the Company's net sales and results of operations will not be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the semiconductor, computer, telecommunications, networking or other industries utilizing the Company's products.

     Intense Competition. The memory module, PC card and embedded computer industries are intensely competitive. Each of these markets includes a large number of competitive companies, several of which have achieved a substantial market share. Certain of the Company's competitors in each of these markets have substantially greater financial, marketing, technical, distribution and other resources, greater name recognition, lower cost structures and larger customer bases than the Company. In the memory module market, the Company competes against semiconductor manufacturers that maintain captive memory module production capabilities, including Micron Electronics, Inc. (a subsidiary of Micron Technology Inc.) and Samsung Electronics Company Ltd. ("Samsung"). The Company also competes with independent memory module manufacturers, including Celestica Inc., PNY Electronics, Inc. and Simple Technology Incorporated. In the computer systems reseller market for memory modules, the Company primarily competes with companies such as Kingston Technology, Inc., Viking Technology, Inc. and Vision Tek, Inc. In the PC card market, the Company competes with Hayes Communications, Inc. and U.S. Robotics, Inc. (a subsidiary of 3Com Corporation), among others. In the embedded computer market, the Company competes with Force Computers Inc. (a subsidiary of Solectron), Motorola and Radisys Corporation, among others. The Company faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. In addition, certain of the Company's competitors, such as Samsung, are significant suppliers to the Company. These suppliers may have the ability to manufacture competitive products at lower costs than the Company as a result of their higher levels of integration. The Company also faces competition from new and emerging companies that have recently entered or may in the future enter the markets in which the Company participates.

     The Company expects its competitors to continue to improve the performance of their current products, to reduce their current product sales prices and to introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of the Company's products. There can be no assurance that enhancements to or future generations of competitive products will not be developed that offer better prices or technical performance features than the Company's products. To remain competitive, the Company must continue to provide technologically advanced products and manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, reduce manufacturing and testing costs and compete favorably on the basis of price. In addition, increased competitive pressure has led in the past and may continue to lead to intensified price competition, resulting in lower prices and gross margin, which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully in the future. See
"Business -- Competition."

     Fluctuations in Operating Results. The Company's results of operations and gross margin have fluctuated significantly from period to period in the past and may in the future continue to fluctuate significantly from period to period. The primary factors that have affected and may in the future affect the Company's results of operations include the loss of a principal customer or the reduction in orders from a customer due to excess product inventory accumulation by such customer, adverse changes in the mix of products sold by the Company and the inability to procure required components. Other factors that may affect the Company's results of operations in the future include fluctuating market demand for and declines in the selling prices of the Company's products, market acceptance of new products and enhanced versions of the

Company's products, delays in the introduction of new products and enhancements to existing products, and manufacturing inefficiencies associated with the start up of new product introductions. In addition, the Company's operating results may be affected by the timing of new product announcements and releases by the Company or its competitors, the timing of significant orders, the ability to produce products in volume, delays, cancellations or reschedulings of orders due to customer financial difficulties or other events, inventory obsolescence, including the reduction in value of the Company's inventories due to unexpected price declines, unexpected product returns, the timing of expenditures in anticipation of increased sales, cyclicality in the Company's targeted markets, and expenses associated with acquisitions. In particular, declines in DRAM, SRAM and Flash semiconductor prices could affect the valuation of the Company's inventory which could result in adverse changes in the Company's business, financial condition and results of operations. The concentration of the Company's assets in its Fremont, California facility could make the Company's exposure to business disruptions greater than if the Company's assets were more geographically dispersed.

     The Company's net sales and gross margin has varied and will continue to vary significantly based on a variety of factors, including the mix of products sold and the manufacturing services provided, the channels through which the Company's products are sold, changes in product selling prices and component costs, the level of manufacturing efficiencies achieved and pricing by competitors. The selling prices of the Company's existing products have declined in the past and the Company expects that prices will continue to decline in the future. In particular, during fiscal 1996, the selling prices of the Company's existing products declined due to significant declines in DRAM and SRAM semiconductor prices and declines in Flash semiconductor prices. Moreover, since the fiscal 1996 year end, declines in the selling prices of certain of the Company's existing products have continued due to further declines in certain DRAM and Flash semiconductor prices. Because a substantial portion of the Company's turnkey sales are attributable to the resale of semiconductor devices, a continued decline in the prices of these components could have a material adverse effect on the Company's net sales. Accordingly, the Company's ability to maintain or increase net sales will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in selling prices. Declining product selling prices may also materially and adversely affect the Company's gross margin unless the Company is able to reduce its cost per unit to offset declines in product selling prices. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products or reduce its cost per unit. In addition, the Company's business has in the past been subject to seasonality, although the Company believes such seasonality has been masked by its growth. The Company expects that its business will experience more significant seasonality as it expands its sales and marketing efforts in Europe.

     Sales of the Company's individual products and product lines toward the end of a product's life cycle are typically characterized by steep declines in sales, pricing and gross margin, the precise timing of which may be difficult to predict. The Company could experience unexpected reductions in sales of products as customers anticipate new product purchases. In addition, to the extent that the Company manufactures products in anticipation of future demand that does not materialize, or in the event a customer cancels outstanding orders during a period of either declining product selling prices or decreasing demand, the Company could experience an unanticipated decrease in sales of products. These factors could give rise to charges for obsolete or excess inventory, returns of products by distributors, or substantial price protection charges or discounts. In the past, the Company has had to write-down and write-off excess or obsolete inventory. To the extent that the Company is unsuccessful in managing product transitions, its business, financial condition and results of operations could be materially and adversely affected.

     The need for continued significant expenditures for capital equipment purchases, research and development and ongoing customer service and support, among other factors, will make it difficult for the Company to reduce its operating expenses in any particular period if the Company's expectations for net sales for that period are not met. The Company has significantly increased its expense levels to support its recent growth, and there can be no assurance that the Company will maintain its current level of net sales or rate of growth for any period in the future. Accordingly, there can be no assurance that the Company will be able to continue to be profitable. The Company believes that period-to-period comparisons of the Company's financial results are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the foregoing factors, it is likely that in some future period the Company's operating results will be below the expectations of public market analysts or investors. In such event, the market price of the Company's securities would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Sole or Limited Sources of Supply. The Company is dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in the Company's products. In particular, the Company is dependent in significant part upon certain limited or sole source suppliers for critical components in the Company's memory module, PC card and embedded computer module products. The Company also depends on sole source third party manufacturers to produce certain of the Company's embedded computer module products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM and Flash memory. The Company has experienced and may continue to experience delays in component deliveries and quality problems with respect to certain component deliveries which have caused and could in the future cause delays in product shipments and have required and could in the future require the redesign of certain products. The Company generally has no written agreements with its suppliers. There can be no assurance that the Company will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient supplies of components as required, or to develop alternative sources if required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, could increase costs and/or prices and could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Design, Manufacturing and Test."

     Management of Growth; Expansion of Operations. The Company has significantly expanded its operations over the last several years. This growth has resulted in a significant increase in responsibility for existing management which has placed, and may continue to place, a significant strain on the Company's limited personnel and management, manufacturing and other resources. The Company's ability to manage the recent and any possible future growth will require a significant expansion of its manufacturing capacity, accounting and other internal management systems and the implementation of a variety of procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations.

     In connection with the Company's recent growth, the Company's operating expenses have increased significantly, and the Company anticipates that operating expenses will continue to increase in absolute dollars in the future. In particular, in order to continue to provide quality products and customer service and to meet any anticipated demand of its customers, the Company will be required to continue to increase staffing and other expenses, including expenditures on capital equipment, sales and marketing. Should the Company increase its expenditures in anticipation of a future level of sales that does not materialize, the Company's business, financial condition and results of operations would be materially and adversely affected. Certain customers have required and may continue to require rapid increases in production and accelerated delivery schedules which have placed and may continue to place a significant burden on the Company's resources. In order to achieve anticipated sales levels and profitability, the Company will continue to be required to manage its assets and operations efficiently. In addition, should the Company continue to expand geographically, it may experience certain inefficiencies from the management of geographically dispersed facilities.

     The Company anticipates that future demand for its products will require expansion of its current operations and the addition of new production lines in the future. Specifically, the Company currently expects that it will relocate its 23,000 square foot manufacturing facility in Arecibo, Puerto Rico into a new 83,000 square foot manufacturing facility in Aguada, Puerto Rico. Should the Company's relocation to this facility be delayed or should the Company experience any unexpected disruptions associated with this transition, the Company's results of operations could be materially adversely affected. There can be no assurance that any such expansion will be completed successfully.

     Rapid Technological Change. The semiconductor, computer, telecommunications and networking industries are subject to rapid technological change, short product life cycles, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. The Company's ability to be competitive in these markets will depend in significant part upon its ability to invest significant amounts of resources for research and development efforts, successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis and to respond to changing customer requirements that meet evolving industry standards. For example, the semiconductor memory market is currently transitioning from fast page mode ("FPM") and EDO memory to SDRAM, and the industry standard modem is currently changing from a 33.6 kbps synchronous modem to a 56 kbps asynchronous modem. The Company is currently focusing its research and development resources on the development of SDRAM, Flash and SRAM products, 56 kbps asynchronous modem products and various embedded computer modules. The success of the Company in developing new and enhanced products will depend upon a variety of factors, including integration of the various elements of its complex technology, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, availability of production capacity, achievement of acceptable manufacturing yields and product performance, quality and reliability. The Company has experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements. There can be no assurance that defects or errors will not be found in the Company's products after commencement of commercial shipments, which could result in the delay in market acceptance of such products. The inability of the Company to introduce new products or enhancements that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Research and Development."

     Dependence on Key Personnel. The Company's future operating results depend in significant part upon the continued contributions of its key technical and senior management personnel, many of whom would be difficult to replace. None of such persons, including the executive officers, has an employment agreement with the Company. The Company's future operating results also depend in significant part upon its ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. The Company is actively recruiting such personnel. However, competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for the Company to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, the Company's inability to attract, train and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage the Company's employee base could materially and adversely affect the Company's business, financial condition and results of operations.

     International Sales. International sales accounted for 14%, 8% and 10% of net sales in fiscal 1995, fiscal 1996 and the first half of fiscal 1997, respectively. The Company anticipates that international sales will increase in future periods and will account for an increasing portion of net sales. As a result, an increasing portion of the Company's sales will be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, natural disasters, difficulties in staffing and managing foreign subsidiary and branch operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for telecommunications and other products, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. The Company is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of the Company's products will be implemented by the United States or other countries. Because sales of the Company's products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of the Company's products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in the Company's results of operations. Some of the Company's customer purchase orders and agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertainty Regarding Protection of Proprietary Rights. In the semiconductor, computer, telecommunications and networking industries, it is typical for companies to receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights of others. While there is currently no material pending intellectual property litigation involving the Company, the Company has been and may from time to time continue to be notified of claims that it may be infringing patents, copyrights or other intellectual property rights owned by third parties. There can be no assurance that these or other companies will not in the future pursue claims against the Company with respect to the alleged infringement of patents, copyrights or other intellectual property rights. In addition, litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. The Company has entered into license agreements in the past regarding certain alleged infringement claims asserted by third parties. If any other claims or actions are asserted against the Company, the Company may again seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of the products utilizing the intellectual property. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

     The Company attempts to protect its intellectual property rights through a variety of measures including non-disclosure agreements, trademarks, trade secrets and to a lesser extent, patents. There can be no assurance, however, that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. See
"Business -- Intellectual Property."

     Risks Associated with Acquisitions. As part of its business strategy, the Company expects to make acquisitions of, or significant investments in, businesses that offer complementary products and technologies. Any such future acquisitions or investments would expose the Company to the risks commonly encountered in acquisitions of businesses. Such risks include, among others, difficulty of assimilating the operations, information systems and personnel of the acquired businesses, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired employees and customers, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. There can be no assurance that any potential acquisition will be consummated or, if consummated, that it will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Volatility of Stock Prices. There has been a history of significant volatility in the market prices of the common stock of technology companies, including the Common Stock of the Company, and it is likely that the market price of the Company's Common Stock will continue to be subject to significant fluctuations. Factors such as the timing and market acceptance of new product introductions by the Company, demand for products of the Company's customers, the introduction of new products by the Company's competitors, variations in quarterly operating results, changes in securities analysts' recommendations regarding the Company's Common Stock, developments in the technology industry and general economic conditions may have a significant impact on the market price of the Company's Common Stock. In addition, the equity markets in recent years have experienced significant price and volume fluctuations that have affected the market prices of technology companies and that have often been unrelated to the operating performance of such companies.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,100,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $46 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) hereby are estimated to be approximately $47.6 million ($61.1 million if the Underwriters' over allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The principal purpose of this offering is to obtain additional capital which the Company expects will be used for capital expenditures and facilities expansion. The balance of the net proceeds will be used for general corporate purposes, including working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company may also use a portion of the proceeds for the acquisition of complementary businesses or product lines, although no particular acquisition is currently being negotiated or is contemplated. See "Risk
Factors -- Risks Associated with Acquisitions." Pending such uses, the Company will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. Certain financial covenants set forth in the Company's bank line of credit agreement prohibit the Company from paying dividends.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SMOD." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock as reported by the Nasdaq National Market:

                                                                                HIGH      LOW
                                                                                ----      ---
Fiscal year ended October 31, 1996
     First Quarter (from November 17, 1995)...................................  $12  5/8  $ 9 1/2
     Second Quarter...........................................................   22  5/8   10 5/8
     Third Quarter............................................................   24  1/8    9 3/8
     Fourth Quarter...........................................................   21  1/4   12 1/4

Fiscal year ending October 31, 1997
     First Quarter............................................................   31 7/16   19 3/8
     Second Quarter...........................................................   34        23 1/4
     Third Quarter............................................................   47  3/8   31 7/8
     Fourth Quarter (through August 8, 1997)..................................   46  3/4   45 1/4

     On August 8, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $46 per share. At January 6, 1997, the Company had approximately 171 holders of record of the Common Stock and the approximate number of beneficial holders of the Common Stock was 5,800.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 30, 1997, and as adjusted to give effect to the sale of 1,100,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $46 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                                                              APRIL 30, 1997
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS,
                                                                            EXCEPT SHARE DATA)
Capital lease obligations, net of current portion.......................  $    636    $     636
                                                                          --------     --------
Shareholders' equity:
  Preferred Stock, no par value; 15,000,000 shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding,
     as adjusted........................................................        --           --
  Common Stock, no par value; 100,000,000 shares authorized; 19,238,392 shares issued and outstanding, actual; 20,338,392 shares issued and
     outstanding, as adjusted(1)........................................    38,248       85,852
  Retained earnings.....................................................    67,928       67,928
                                                                          --------     --------
     Total shareholders' equity.........................................   106,176      153,780
                                                                          --------     --------
       Total capitalization.............................................  $106,812    $ 154,416
                                                                          ========     ========

---------------

(1) Excludes, as of April 30, 1997, (i) 3,797,837 shares of Common Stock available for issuance pursuant to the Company's 1989 Incentive Stock Plan, of which options to purchase 2,408,417 shares were outstanding; (ii) 2,977,309 shares of Common Stock available for issuance pursuant to the Company's 1995 Stock Plan, of which options to purchase 796,979 shares were outstanding; (iii) 100,000 shares of Common Stock available for issuance pursuant to the Company's 1995 Director Option Plan, of which options to purchase 7,200 shares were outstanding; and (iv) 456,784 shares of Common Stock available for issuance pursuant to the Company's Employee Stock Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated statement of income data and balance sheet data for the Company. The following information has been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports incorporated herein by reference. The selected consolidated statement of income data shown below for the six months ended April 30, 1996 and April 30, 1997 and the selected consolidated balance sheet data as of April 30, 1997 have been derived from the unaudited consolidated financial statements of the Company incorporated herein by reference which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company incorporated herein by reference. The results for the six months ended April 30, 1997 are not necessarily indicative of results that may be expected for the full fiscal year.

                                                                                                          SIX MONTHS ENDED
                                                              FISCAL YEAR ENDED OCTOBER 31,                   APRIL 30,
                                                    --------------------------------------------------   -------------------
                                                     1992      1993       1994       1995       1996       1996       1997
                                                    -------   -------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA(1):
Net sales.........................................  $15,991   $80,810   $163,849   $274,592   $401,774   $194,433   $275,264
Cost of sales.....................................   10,435    63,542    132,826    224,931    329,644    160,006    228,492
                                                    -------   -------   --------   --------   --------   --------   --------
Gross profit......................................    5,556    17,268     31,023     49,661     72,130     34,427     46,772
                                                    -------   -------   --------   --------   --------   --------   --------
Operating expenses:
  Research and development........................    1,199     2,224      5,891      5,283      5,933      2,922      3,895
  Sales, general and administrative...............    3,935     9,629     15,192     23,952     28,544     14,207     16,335
                                                    -------   -------   --------   --------   --------   --------   --------
        Total operating expenses..................    5,134    11,853     21,083     29,235     34,477     17,129     20,230
                                                    -------   -------   --------   --------   --------   --------   --------
Income from operations............................      422     5,415      9,940     20,426     37,653     17,298     26,542
Other income (expense), net.......................       73         9       (143)      (515)     2,238        860      1,009
                                                    -------   -------   --------   --------   --------   --------   --------
Income before provision for income taxes..........      495     5,424      9,797     19,911     39,891     18,158     27,551
Provision for income taxes........................      203     2,134      3,759      7,344     14,760      6,755      9,373
                                                    -------   -------   --------   --------   --------   --------   --------
Income before cumulative effect of change in
  accounting principle............................      292     3,290      6,038     12,567     25,131     11,403     18,178
Cumulative effect of change in accounting
  principle.......................................       --        --        121         --         --         --         --
                                                    -------   -------   --------   --------   --------   --------   --------
Net income........................................  $   292   $ 3,290   $  6,159   $ 12,567   $ 25,131   $ 11,403   $ 18,178
                                                    =======   =======   ========   ========   ========   ========   ========
Net income per share(2)(3)........................  $   .02   $   .23   $    .37   $    .72   $   1.20   $    .55   $    .84
                                                    =======   =======   ========   ========   ========   ========   ========
Weighted average common and common equivalent
  shares outstanding(3)...........................   13,498    14,339     16,537     17,565     20,874     20,646     21,551

                                                                           OCTOBER 31,
                                                    ----------------------------------------------------------
                                                     1992        1993         1994         1995         1996
                                                    -------     -------     --------     --------     --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA(1):
Cash, cash equivalents and short-term
  investments.....................................  $2,153      $ 8,134     $ 5,065      $13,059      $ 61,062     $ 51,521
Working capital...................................   2,136        5,719      12,185       21,464        74,324       87,391
Total assets......................................   7,439       34,752      45,612       91,976       172,185      199,488
Capital lease obligations, net of current
  portion.........................................       6          142         632        1,599         1,241          636
Total shareholders' equity........................   2,513        6,598      13,665       26,234        86,619      106,176

---------------

(1) On July 28, 1995, a wholly-owned subsidiary of the Company merged with Apex which resulted in Apex becoming a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements of the Company have been restated to include the financial statements of Apex from its inception in May 1992. On July 31, 1996, a wholly-owned subsidiary of the Company merged with RISQ which resulted in RISQ becoming a wholly-owned subsidiary of the Company. The merger was accounted for as a pooling of interests. Given the immateriality of this acquisition to the Company's consolidated financial position and results of operations, RISQ has been included in the Company's consolidated results of operations as of the beginning of fiscal 1996 (November 1, 1995) and amounts presented for periods prior to fiscal 1996 have not been restated to include RISQ's historical results of operations.

(2) The cumulative effect of the change in accounting principle did not materially impact net income per share. See the Consolidated Financial Statements incorporated herein by reference.

(3) See Note 2 of Notes to the Consolidated Financial Statements incorporated herein by reference for an explanation of the determination of the number of shares used in computing net income per share. In February 1997, the Financial Accounting Standards Board issued SFAS 128 which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Accounting Pronouncement."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In addition to other areas of this Management's Discussion and Analysis of Financial Condition and Results of Operations, the fourth and fifth paragraphs of the Overview Section, the first paragraph of the Gross Profit Section, the first paragraph of the Research and Development Section, the first paragraph of the Sales, General and Administrative Section, and the first and third paragraphs of the Liquidity and Capital Resources Section contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in "Risk Factors." In particular, note the factors entitled "Significant Customer Concentration," "Product Concentration; Dependence on Memory Market," "Dependence on Semiconductor, Computer, Telecommunications and Networking Industries," "Intense Competition," "Fluctuations in Operating Results," "Dependence on Sole or Limited Sources of Supply" and "Rapid Technological Change." The discussion of those factors is incorporated herein by this reference as if said discussion was fully set forth at this point.

OVERVIEW

     The Company commenced operations in 1989 and initially focused on the design and manufacture of standard memory modules for OEMs and semiconductor manufacturers. Standard memory modules implement industry standard specifications, primarily utilize DRAM and are designed to be incorporated into a wide variety of electronic equipment. In 1991, the Company expanded its design, manufacturing and marketing efforts to offer specialty memory modules and PC card memory products. The Company expanded its PC card communication product line through the acquisition of Apex in July 1995. The Company further expanded its product line to include embedded computer modules through the acquisition of RISQ in July 1996.

     The Company's net sales and gross profit have increased substantially over the last three fiscal years. Over the last six fiscal quarters, SMART's gross margin has ranged from 16.8% to 18.3%. One of the primary factors affecting gross margin has been the proportion of the Company's memory products manufactured on either a turnkey or consignment basis. Products manufactured on a turnkey basis are designed and manufactured by the Company with purchased memory devices. Products manufactured on a consignment basis are generally designed and manufactured by the Company with memory devices which are owned and supplied by the customer. While products manufactured on a turnkey basis typically have lower gross margins than products manufactured on a consignment basis, products manufactured on a turnkey basis generally contribute greater net sales and higher gross profit per unit than products manufactured on a consignment basis. Currently, a substantial majority of the Company's net sales is derived from sales of products manufactured on a turnkey basis.

     The other primary factor affecting the Company's gross margin has been the mix between sales of specialty memory modules, standard memory modules, PC cards and embedded computer modules. A majority of the Company's net sales are currently derived from the sales of its specialty memory modules, which typically have higher gross margins than the Company's standard memory modules. The Company's embedded computer modules currently generate the Company's highest gross margins, followed by the Company's PC card communication products. Both of these product lines currently contribute a relatively small portion of the Company's net sales.

     The Company expects that its gross margin will continue to vary based on these and other factors, including changes in the selling prices for its products, pricing by competitors and suppliers and the level of manufacturing efficiencies achieved. Selling prices of certain of SMART's products have declined in the past and SMART expects that some prices will continue to decline in the future. Accordingly, SMART's ability to maintain or increase gross profit and gross margin will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities and with gross margins sufficient to compensate for the anticipated declines in selling prices.

     The Company primarily sells its products to OEMs and semiconductor manufacturers in the computer, networking and telecommunications industries. In fiscal 1996 and fiscal 1995, the Company's top ten customers accounted for 71% and 68% of the Company's net sales, respectively. In fiscal 1996, the Company's three largest customers were Cisco, Hewlett-Packard and IBM, which accounted for 19%, 15% and 12% of net sales, respectively. In fiscal 1995, the Company's three largest customers were Cisco, IBM and Hewlett-Packard, which accounted for 18%, 15% and 10% of net sales, respectively. During these periods, no other customers accounted for more than 10% of net sales. The Company expects that sales to relatively few customers will continue to account for a significant percentage of its net sales in the foreseeable future.
The Company has added new OEM customers and programs in recent periods and its strategy is to increase its sales to both existing and new OEM customers. In addition, the Company's strategy calls for further expansion of its geographic operations, particularly in Europe. International sales accounted for 8% and 14% of the Company's net sales in fiscal 1996 and fiscal 1995, respectively, although such sales remained relatively consistent in absolute dollars during such periods.

     In July 1995, the Company expanded its PC card communication products with the acquisition of Apex. Apex designs and markets wireless and wireline communication card products into both the computer reseller and OEM channels. The Company acquired Apex in a stock for stock transaction that was accounted for as a pooling-of-interests. Accordingly, the Company's historical results of operations include Apex's historical results of operations.

     In July 1996, the Company expanded its specialized technical capabilities with the acquisition of RISQ. RISQ designs and manufactures embedded computer modules and products in both standard and custom form factors for OEMs in the telecommunications, networking, industrial control and image processing markets. The Company acquired RISQ in a stock for stock transaction that was accounted for as a pooling-of-interests. Given the immateriality of this acquisition to the Company's consolidated financial position and results of operations, RISQ has been included in the Company's consolidated results of operations as of the beginning of fiscal 1996 (November 1, 1995) and amounts presented for periods prior to fiscal 1996 have not been restated to include RISQ's historical results of operations.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of income data of the Company expressed as a percentage of net sales:

                                                   FISCAL YEAR ENDED             SIX MONTHS ENDED
                                                      OCTOBER 31,                    APRIL 30,
                                             -----------------------------       -----------------
                                             1994        1995        1996        1996        1997
                                             -----       -----       -----       -----       -----
Net sales..................................  100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales..............................   81.1        81.9        82.0        82.3        83.0
                                             -----       -----       -----       -----       -----
Gross profit...............................   18.9        18.1        18.0        17.7        17.0
Operating expenses:
  Research and development.................    3.6         1.9         1.5         1.5         1.4
  Sales, general and administrative........    9.2         8.7         7.1         7.3         6.0
                                             -----       -----       -----       -----       -----
          Total operating expenses.........   12.8        10.6         8.6         8.8         7.4
                                             -----       -----       -----       -----       -----
Income from operations.....................    6.1         7.5         9.4         8.9         9.6
Other income (expense), net................    (.1)        (.2)         .6          .4          .4
                                             -----       -----       -----       -----       -----
Income before provision for income taxes...    6.0         7.3        10.0         9.3        10.0
Provision for income taxes.................    2.3         2.7         3.7         3.4         3.4
                                             -----       -----       -----       -----       -----
Income before cumulative effect of change
  in accounting principle..................    3.7         4.6         6.3         5.9         6.6
Cumulative effect of change in accounting
  principle................................     .1          --          --          --          --
                                             -----       -----       -----       -----       -----
Net income.................................    3.8%        4.6%        6.3%        5.9%        6.6%
                                             =====       =====       =====       =====       =====

  NET SALES

     Six Months Ended April 30, 1997 vs. 1996. Net sales consist of sales of specialty and standard memory products, PC cards and embedded computer modules, less returns and discounts. Net sales for the six months ended April 30, 1997 increased 41.6% to $275.3 million from $194.4 million for the comparable period of fiscal 1996, reflecting an overall increase in demand for the Company's products from new customers and certain existing customers. In addition, increases in sales of products manufactured on a turnkey basis as compared to products manufactured on a consignment basis further contributed to the increase in net sales as compared to the same period of fiscal 1996.

     Fiscal Year 1996 vs. 1995. Net sales increased 46.3% to $401.8 million in fiscal 1996 from $274.6 million in fiscal 1995. The increase was primarily due to an increase in sales of specialty memory products and, to a lesser extent due to an increase in sales of standard memory products to both existing and new customers.

     Fiscal Year 1995 vs. 1994. Net sales increased 67.6% to $274.6 million in fiscal 1995 from $163.8 million in fiscal 1994. The increase was primarily due to an increase in sales of specialty memory products, such as L2 cache memory modules, to both existing and new customers. The Company's sales of PC cards to both new and existing customers also increased significantly in fiscal 1995 over fiscal 1994. These increases were partially offset by a reduction in sales of standard memory products due to limitations in the availability of certain semiconductor memory devices and the Company's strategy to focus on specialty memory products.

  GROSS PROFIT

     Six Months Ended April 30, 1997 vs. 1996. Cost of sales includes the costs of semiconductor devices and other components and materials purchased by the Company for its products, as well as the direct labor and overhead costs associated with manufacturing. Gross profit for the six months ended April 30, 1997 increased 35.9% to $46.8 million from $34.4 million for the comparable period of fiscal 1996. Gross margin decreased to 17.0% for the first six months of fiscal 1997 from 17.7% for the comparable period of fiscal 1996. The decrease in gross margin for the six month period ended April 30, 1997 was due in part to an increase in the proportion of products manufactured on a turnkey basis as compared to products manufactured on a consignment basis as compared to the same period of fiscal 1996. Further contributing to the decline in gross margin was an increase in the proportion of the Company's net sales derived from its lower margin standard memory products as compared to the same period of fiscal 1996. The Company currently anticipates that a substantial majority of the Company's memory products will continue to be manufactured on a turnkey basis in the near term.

     Fiscal Year 1996 vs. 1995. Gross profit increased 45.2% to $72.1 million in fiscal 1996 from $49.7 million in fiscal 1995. Gross margin decreased to 18.0% in fiscal 1996 from 18.1% in fiscal 1995. The decrease in gross margin was principally due to an increase in the proportion of sales of memory products manufactured on a turnkey basis compared to products manufactured on a consignment basis. The decrease was partially offset by an increase in the percentage of net sales derived from higher margin specialty memory products as compared to standard memory products in fiscal 1996 over fiscal 1995.

     Fiscal Year 1995 vs. 1994. Gross profit increased 60.1% to $49.7 million in fiscal 1995 from $31.0 million in fiscal 1994. Gross margin decreased to 18.1% in fiscal 1995 from 18.9% in fiscal 1994. The decrease in gross margin was principally due to an increase in the proportion of sales of specialty memory products manufactured on a turnkey basis compared to products manufactured on a consignment basis. The decrease was partially offset by a significant increase in the percentage of net sales derived from higher margin specialty memory products as compared to standard memory products in fiscal 1995 over fiscal 1994.

  RESEARCH AND DEVELOPMENT

     Six Months Ended April 30, 1997 vs. 1996. Research and development expenses consist primarily of the costs associated with the design and testing of new products. These costs relate primarily to compensation of personnel involved with development efforts, materials and outside design and testing services. For the six months ended April 30, 1997, research and development expenses increased 33.3% to $3.9 million from $2.9 million for the comparable period of fiscal 1996. Research and development expenses totaled 1.4% and 1.5% of net sales for the first six months of fiscal 1997 and fiscal 1996, respectively. The Company expects that its research and development expenses will increase in absolute dollars in future periods to the extent the Company expands its research and development efforts.

     Fiscal Year 1996 vs. 1995. Research and development expenses increased 12.3% to $5.9 million in fiscal 1996 from $5.3 million in fiscal 1995. As a percentage of net sales, research and development expenses decreased to 1.5% in fiscal 1996 from 1.9% in fiscal 1995 primarily due to a change in the Company's bonus structure which rewards the development efforts of certain key management employees, partially offset by an overall increase in non-compensation based research and development expenses.

     Fiscal Year 1995 vs. 1994. Research and development expenses decreased 10.3% to $5.3 million in fiscal 1995 from $5.9 million in fiscal 1994. As a percentage of net sales, research and development expenses decreased to 1.9% in fiscal 1995 from 3.6% in fiscal 1994 primarily due to the completion of the Company's obligation to fund certain research and development costs of an affiliated party.

  SALES, GENERAL AND ADMINISTRATIVE

     Six Months Ended April 30, 1997 vs. 1996. Sales, general and administrative expenses consist primarily of personnel costs (including salaries, performance-based bonuses, commissions and employee benefits), facilities and equipment costs, costs related to advertising and marketing and other support costs including utilities, insurance and professional fees. Sales, general and administrative expenses increased 15.0% to $16.3 million during the first six months of fiscal 1997 from $14.2 million for the comparable period of fiscal 1996. Sales, general and administrative expenses totalled 6.0% and 7.3% of net sales for the first six months of fiscal 1997 and fiscal 1996, respectively. The decrease in sales, general and administrative expenses as a percentage of net sales was principally due to the growth in net sales generated by certain OEM customers, which sales generally require lower incremental levels of selling and marketing expenses. The Company expects that its sales, general and administrative expenses will increase in absolute dollars in future periods to the extent the Company expands its staffing, information systems and other systems and personnel in connection with the expansion of the Company's infrastructure.

     Fiscal Year 1996 vs. 1995. Sales, general and administrative expenses increased 19.2% to $28.5 million during fiscal 1996 from $24.0 million in fiscal 1995. As a percentage of net sales, sales, general and administrative expenses decreased to 7.1% for fiscal 1996 from 8.7% in fiscal 1995, due primarily to the elimination of significant operating costs related to Apex's operations, which were integrated into the Company's operations during the final quarter of fiscal 1995, and to a lesser extent, a change in the Company's bonus structure for certain key employees.

     Fiscal Year 1995 vs. 1994. Sales, general and administrative expenses increased 57.7% to $24.0 million during fiscal 1995 from $15.2 million in fiscal 1994. As a percentage of net sales, sales, general and administrative expenses decreased to 8.7% for fiscal 1995 from 9.2% in fiscal 1994. The increase in absolute dollars was primarily due to the costs incurred to integrate Apex's operations into the Company's operations, and costs associated with the opening of a new facility in Puerto Rico during fiscal 1995.

  OTHER INCOME (EXPENSE), NET

     Other income (expense), net consists primarily of interest income, less interest expense. Interest expense is attributable to the Company's utilization of its lines of credit. Subsequent to the fiscal 1995 year end, the Company repaid nearly all outstanding balances on its then existing lines of credit. Interest income from the proceeds of the Company's initial public offering, as well as cash generated from operations has resulted in a significant increase in other income through fiscal 1996. Interest income declined for the six months ended April 30, 1997 due to lower cash balances.

  PROVISION FOR INCOME TAXES

     Provisions for income taxes were $14.8 million and $7.3 million in fiscal 1996 and fiscal 1995, respectively, and $9.4 million and $6.8 million for the first six months ended April 30, 1997 and 1996, respectively. The Company's effective tax rates for these periods were 37.0% and 36.9%, respectively, and 34.0% and 37.2%, respectively. The decrease in the Company's consolidated effective tax rate for the six months ended April 30, 1997 was principally due to an increase in the amount of income contributed to the Company from its Puerto Rican and international operations as compared to the same period of fiscal 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited consolidated statement of income data in dollars and as a percentage of net sales for each of SMART's last six fiscal quarters. This information has been derived from the Company's unaudited consolidated financial statements incorporated herein by reference. In management's opinion, this unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference, and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The unaudited quarterly information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference herein. The growth in net sales and improvement in operating results experienced by the Company during the Company's last six fiscal quarters are not necessarily indicative of future results. The Company's results of operations and gross margin have fluctuated significantly in the past and may in the future continue to fluctuate significantly from period to period based on a number of factors. See "Risk Factors -- Fluctuations in Operating Results."

                                                                                               FISCAL 1997
                                                 FISCAL 1996 QUARTER ENDED                    QUARTER ENDED
                                      -----------------------------------------------     ---------------------
                                      JAN. 31,     APR. 30,     JULY 31,     OCT. 31,     JAN. 31,     APR. 30,
                                        1996         1996         1996         1996         1997         1997
                                      --------     --------     --------     --------     --------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
  DATA:
Net sales...........................  $ 90,317     $104,116     $101,048     $106,293     $131,612     $143,652
Cost of sales.......................    73,779       86,227       82,728       86,910      108,981      119,511
                                       -------     --------     --------     --------     --------     --------
Gross profit........................    16,538       17,889       18,320       19,383       22,631       24,141
Operating expenses:
  Research and development..........     1,414        1,508        1,405        1,606        1,829        2,066
  Sales, general and
    administrative..................     6,829        7,378        7,031        7,306        8,126        8,209
                                       -------     --------     --------     --------     --------     --------
         Total operating expenses...     8,243        8,886        8,436        8,912        9,955       10,275
                                       -------     --------     --------     --------     --------     --------
Income from operations..............     8,295        9,003        9,884       10,471       12,676       13,866
Other income (expense), net.........       429          431          568          810          529          480
                                       -------     --------     --------     --------     --------     --------
Income before provision for income
  taxes.............................     8,724        9,434       10,452       11,281       13,205       14,346
Provision for income taxes..........     3,279        3,476        3,831        4,174        4,495        4,878
                                       -------     --------     --------     --------     --------     --------
Net income..........................  $  5,445     $  5,958     $  6,621     $  7,107     $  8,710     $  9,468
                                       =======     ========     ========     ========     ========     ========
Net income per share................  $    .27     $    .28     $    .31     $    .34     $    .41     $    .44
                                       =======     ========     ========     ========     ========     ========
Weighted average common and common
  equivalent shares outstanding.....    20,313       20,979       21,061       21,143       21,462       21,640
AS A PERCENT OF NET SALES:
Net sales.........................      100.0%         100.0%         100.0%         100.0%         100.0%         100.0%
Cost of sales.....................       81.7           82.8           81.9           81.8           82.8           83.2
                                        -----          -----          -----          -----          -----          -----
Gross profit......................       18.3           17.2           18.1           18.2           17.2           16.8
Operating expenses:
  Research and development........        1.5            1.4            1.4            1.5            1.4            1.4
  Sales, general and
    administrative................        7.6            7.1            7.0            6.9            6.2            5.7
                                        -----          -----          -----          -----          -----          -----
         Total operating
           expenses...............        9.1            8.5            8.4            8.4            7.6            7.1
                                        -----          -----          -----          -----          -----          -----
Income from operations............        9.2            8.7            9.7            9.8            9.6            9.7
Other income (expense), net.......         .4             .4             .6             .8             .4             .3
                                        -----          -----          -----          -----          -----          -----
Income before provision for income taxes..     9.6       9.1           10.3           10.6           10.0           10.0
Provision for income taxes........        3.6            3.4            3.8            3.9            3.4            3.4
                                        -----          -----          -----          -----          -----          -----
Net income........................        6.0%           5.7%           6.5%           6.7%           6.6%           6.6%
                                        =====          =====          =====          =====          =====          =====

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, SMART has used funds generated primarily from operations, certain borrowings, capital leases and equity financings to support its operations, acquire capital equipment and finance inventory and accounts receivable. The Company generated cash from operations totaling $27.0 million and $11.0 million in fiscal 1996 and fiscal 1995, respectively. The Company used cash from operating activities totaling $1.3 million for the six months ended April 30, 1997 as a result of increases in inventories and accounts receivable, as compared to cash provided by operations totaling $14.0 million for the comparable period of fiscal 1996. At April 30, 1997, the Company had $51.5 million of cash, cash equivalents and short-term investments, and $87.4 million of working capital. The Company primarily funds its liquidity requirements, from amounts borrowed under its existing line of credit and utilization of existing cash balances. The Company expects to fund any future liquidity requirements from a combination of available cash reserves, the proceeds of this offering and certain short-term borrowings. The Company currently anticipates that its working capital requirements will continue to increase in future periods to the extent that the Company's operations continue to expand.

     The Company has a revolving line of credit agreement (the "Credit Line") with a term expiring May 30, 1998. Borrowing under this agreement is limited to $20.0 million. Borrowings under this agreement bear interest at either the bank's prime rate or a spread over LIBOR, at the Company's option. The Company is required to maintain specified levels of tangible net worth and comply with certain other covenants. The Credit Line is unsecured and no borrowings were outstanding under the Credit Line as of July 31, 1997.

     Capital expenditures totaled approximately $8.7 million, $9.0 million and $5.4 million for the six months ended April 30, 1997, fiscal 1996 and fiscal 1995, respectively. These expenditures were primarily for manufacturing and test equipment and the expansion of the Company's existing manufacturing facilities. The Company's fiscal 1996 capital expenditure total reflects expenditures related to the addition of a manufacturing facility in East Kilbride, Scotland. SMART anticipates spending between $18.0 million and $20.0 million on capital expenditures in fiscal 1997 related to the continued expansion of the Company's manufacturing facilities and related equipment.

     SMART has entered into certain capital lease arrangements. The outstanding principal on these obligations was approximately $1.8 million and $2.7 million at April 30, 1997 and October 31, 1996, respectively. See Note 4 of Notes to Consolidated Financial Statements incorporated herein by reference.

     From time to time, the Company evaluates acquisitions of businesses, products or technologies that complement its business. Currently, the Company has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of debt or equity.

RECENT ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which requires disclosure of basic earnings per share and diluted earnings per share and is effective for periods ending subsequent to December 15, 1997. The pro forma effect of adoption of SFAS 128 is included in the table below.

                                                        FISCAL YEAR ENDED                SIX MONTHS ENDED
                                                ----------------------------------     ---------------------
                                                OCT. 31,     OCT. 31,     OCT. 31,     APR. 30,     APR. 30,
                                                  1994         1995         1996         1996         1997
                                                --------     --------     --------     --------     --------
                                                                   (SHARES IN THOUSANDS)
AS REPORTED:
  Net income per share........................      $.37         $.72        $1.20         $.55         $.84
  Weighted average number of common and common
     equivalent shares outstanding............    16,537       17,565       20,874       20,646       21,551
PRO FORMA:
  Basic net income per share..................      $.46         $.87        $1.38         $.64         $.95
  Weighted average number of common shares
     outstanding..............................    13,438       14,493       18,256       17,850       19,058
  Diluted net income per share................      $.37         $.72        $1.20         $.55         $.84
  Weighted average number of common and common
     equivalent shares outstanding............    16,537       17,565       20,874       20,646       21,551

                                    BUSINESS

     SMART is a leading independent manufacturer of specialty and standard memory modules and Flash memory cards and also manufactures high performance embedded computer modules, as well as communication card solutions in PC card and other form factors. SMART offers more than 500 products to leading OEMs in the computer, networking and telecommunications industries. The Company's principal customers include Cisco, Compaq, Data General, Fujitsu Gateway, Hewlett-Packard, IBM, Motorola, NCR and Solectron.

     SMART has developed extensive design, manufacturing, testing and logistics expertise that the Company believes enables it to respond to its customers' rapidly changing product and service requirements; provide its customers with timely access to new higher speed or higher performance modules or subsystems; reduce its customers' time-to-market and capital requirements; and decrease its customers' production and inventory costs.

INDUSTRY BACKGROUND

     The demand for semiconductor memory devices and other subsystems in digital electronic systems has grown dramatically over the last several years as a result of the increasing importance of both of these components in determining system performance. The demand for greater overall system performance, as well as the increasing number and variety of electronic devices, has required that electronics manufacturers increase the number and functionality of memory devices and the performance of other subsystems.

     The factors contributing to the increasing demand for memory devices and communications and embedded computer subsystems include the expanding unit sales of PCs in the business and consumer market segments; the increasing use of PCs to perform memory-intensive graphics and multimedia functions; the volume of memory required to support faster microprocessors; the proliferation of increasingly complex operating system and applications software; the increased use of local area network and wide area network routing and switching equipment that incorporates complex memory and embedded computer subsystems; the growth in on-line communications, such as e-mail and the Internet; and, in general, the increasing performance requirements of workstations, servers and networking and telecommunications equipment.

     Memory integrated circuits ("ICs") and subsystems encompass several types of devices designed to perform specific functions within computer and other electronic systems. The three most significant categories of memory ICs are DRAM, SRAM and non-volatile memory, including Flash. DRAM provides large capacity "main" memory; SRAM provides specialized high speed memory; and Flash and other non-volatile memory provide low power memory that retains data after a system is turned off. Within each of these broad categories of memory products, semiconductor manufacturers are offering an increasing variety of memory devices that are designed for different application and performance requirements. For example, the variety of DRAM memory ICs has increased in recent years with the introduction and adoption of architectures such as SDRAM, Rambus DRAM, SGRAM, VRAM, FPM and EDO. This increase in the variety of memory ICs has placed greater demands on OEMs to maintain a current knowledge base and expertise. In addition, other specialized subsystems, such as modems, networking devices and embedded computer solutions, enable critical data transfer and data processing functions.

MARKETS

     Memory Module Market. Memory modules are compact circuit board assemblies consisting of DRAM, SRAM, Flash or other semiconductor memory devices and related circuitry. Electronic systems increasingly employ memory modules as building blocks in system design as a result of the many advantages memory modules offer OEMs and end users. The use of memory modules enables OEMs to easily configure a system with a variety of different levels of memory, thus increasing their flexibility to address multiple price points or applications with a single base system design. In addition, the use of memory modules enables OEMs to offer a relatively easy path for upgradeability of a PC or workstation, a feature of system design that is increasingly required by end-users. To achieve this flexibility and upgradeability, both PC and communications OEMs frequently design their systems to use memory modules as a "daughter card," reducing the need to include memory devices on the motherboard. This design structure frees up space on the motherboard and enables the OEM to use a single motherboard as a common central element for a variety of different systems, resulting in significant cost savings. The use of memory modules further reduces costs by reducing OEMs' work-in-process inventories by allowing them to add expensive and increasingly diverse memory devices to products during the final stages of the manufacturing process.

     The market for memory modules includes both standard and specialty modules. The high volume standard memory module market includes modules that can be sourced from many module suppliers, and are designed to be incorporated into a wide variety of equipment. These modules employ designs meeting widely used industry specifications and are available with a variety of options to address the needs of multiple OEMs. Standard memory modules are typically used in desktop PCs and printers and are sold both to OEMs and through computer resellers directly to end users.

     Specialty memory modules include both custom and application specific modules. The varying requirements of different electronic systems and the increased number of memory device options have resulted in a market for specialized memory modules that are designed to enhance the performance of a particular system or a set of applications. These modules are based on either DRAM, SRAM or Flash technologies and may include additional control circuitry. Specialty memory modules are typically sourced from a limited number of suppliers. Application specific and custom memory modules are generally used in mobile computers, workstations and telecommunications devices, such as routers and switches, and are primarily sold to OEMs.

  PC Card Market. PC cards are small form factor cards conforming to the Personal Computer Memory Card International Association ("PCMCIA") standards and are used as peripheral devices in products such as notebook and subnotebook computers, personal digital assistants ("PDAs"), cellular phones, pagers and digital cameras. The Company believes that growth in the mobile computing market will expand the market for mobile computing peripherals, including PC cards for memory (primarily Flash memory) and communications (wireline and wireless data/fax modems). Increasingly important aspects of PC card modem functionality are the abilities to be easily configurable for use internationally and to provide high speed connections over wireline and wireless networks such as ISDN, switched cellular, digital cellular and personal communications services.

  Embedded Computer Subsystem Market. Unlike PCs or workstations that serve as general purpose computers, embedded computer subsystems are integrated into larger systems and perform a single function or a closely related group of functions such as input/output ("I/O") and data processing with high degrees of repeatability, accuracy and reliability. Embedded computer subsystems are incorporated into an ever-increasing array of products used in a variety of markets, including telecommunications, networking, imaging, simulation, command and control, industrial control and desktop publishing. Examples of embedded computer subsystem applications include Digital Satellite Systems, set-top boxes, video games, laser printers, scanners, network routers and switches, robots, computer guided missiles, paint mixing systems, medical imaging analyzers, automated toll collection systems and Global Positioning System receivers. With current market conditions requiring shorter design cycles and the options for implementation becoming more varied and complex, OEMs are increasingly outsourcing their requirements for embedded computer subsystems to specialists that complement the value added by the OEM.

  Opportunity for Manufacturers of Memory Modules and Subsystems. As the variety of memory devices and subsystems available to address specific applications has expanded, the design and manufacture of memory modules, PC cards and embedded computer subsystems have increasingly become areas in which electronics OEMs employ outsourcing strategies. OEM outsourcing practices for memory products range from contract manufacturing, in which the OEM may turn to an outside supplier to procure third-party components and design, manufacture and distribute a specific product for the OEM on a turnkey basis, to consignment, in which the OEM employs the outside supplier to design and manufacture a product using memory or other components supplied by the OEM. OEMs may also purchase memory modules or subsystems which have been designed by a supplier for a specific application.

     The use of outsourcing strategies has many benefits for OEMs. By outsourcing design, manufacturing, testing and logistics functions, OEMs are able to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. In addition, OEMs can reduce their time to market by utilizing the manufacturing and logistics expertise of specialized manufacturers. In particular, the increasing trend under which large PC OEMs are implementing build-to-order and direct sales distribution strategies may create opportunities for independent suppliers of memory modules, as these strategies place increased reliance on the manufacturing, logistics and inventory management functions of these suppliers. Moreover, as memory modules, PC card, embedded computer subsystems and other subsystems become more complex and differentiated, the design, manufacturing and test processes become increasingly automated and more complex, requiring a greater level of investment in capital equipment and skilled engineers and specialists. Outsourcing enables OEMs to gain access to advanced manufacturing facilities, thereby reducing the OEMs' overall capital equipment requirements. Also, the proliferation of a wide variety of DRAM, SRAM and Flash memory devices combined with frequent product design changes, short product life cycles and component price fluctuations, have created increasing difficulties for OEMs in planning, procuring and managing their inventories efficiently. By using a manufacturing specialist's volume procurement capabilities and expertise in inventory management, OEMs can reduce production and inventory costs.

THE SMART SOLUTION

     SMART is a leading independent manufacturer of specialty and standard memory modules and Flash memory cards and also manufactures high performance embedded computer modules, as well as communication card solutions in PC card and other form factors. SMART offers more than 500 products to leading OEMs in the computer, networking and telecommunications industries. SMART has developed extensive design, manufacturing, testing and logistics expertise that the Company believes enables it to respond to its customers' rapidly changing product and service requirements; provide its customers with timely access to new higher speed or higher performance modules or subsystems; reduce its customers' time-to-market and capital requirements; and decrease its customers' production and inventory costs.

STRATEGY

     SMART's objective is to strengthen its position as a leading supplier of memory products and to become a leading supplier of communication card products and embedded computer modules in high growth markets. The Company believes that its specialization in each of these areas provides it with significant competitive advantages. The following are key elements of the Company's strategy:

     Maintain Technological Leadership in Memory Module Design. SMART believes it is a leader in the design of custom, application specific and standard memory modules. Through its experience with substantially all types of memory devices supplied by a wide range of leading semiconductor manufacturers, SMART has developed significant expertise in memory module design and component selection. The Company uses its extensive library of product designs and layouts of memory modules to increase its speed and efficiency in introducing new products, which enables it to provide its OEM customers with time to market advantages. The Company's strategy is to apply its design expertise to continue to develop new memory modules that address emerging opportunities utilizing DRAM, SRAM and Flash memory technologies. SMART has also developed a substantial base of proprietary testing routines and parameters that enable it to diagnose problems in system design or memory components, to characterize the performance of new products and to provide high quality products in volume.

     Expand Manufacturing Capacity and Expertise. The Company intends to further expand and automate its manufacturing capability while maintaining and improving its responsiveness to OEMs with shorter design cycles and more rapid turnaround. The Company believes that it benefits from certain economies of scale in procurement and equipment utilization due to its high volume manufacturing of a wide variety of memory module and PC card products. The Company has developed an experienced manufacturing staff and has established automated specialized surface mount lines that enable the Company to manufacture its products in a cost-effective manner. An important aspect of the Company's manufacturing strategy is to focus intensively on product quality to address the stringent requirements of leading electronics OEMs worldwide. In addition, the Company believes that it has established particular expertise in materials management and logistics through efficient procurement and inventory tracking and control systems.

     Broaden OEM Relationships. The Company's applications engineers regularly work with OEMs to seek, develop and support multiple design-in opportunities over multiple generations of products. The Company believes that large OEMs may increasingly seek to expand outsourcing relationships beyond contract manufacturing services alone to include additional services such as technical development, design collaboration and logistical support. The Company is currently developing comprehensive programs to better enable OEMs to directly address before-sale and after-market demand for the Company's products. Without outsourcing, OEMs face significant challenges in terms of procurement, manufacturing, inventory and distribution. The Company believes that the number of OEMs that can meet these demanding requirements is limited. The Company's programs are designed to enable OEMs to better implement highly-efficient build-to-order production processes and to lower costs.

     The Company plans to continue to develop relationships with new OEM customers, as well as expand those with existing customers, both domestically and internationally. In support of this strategy, the Company is expanding its sales force to address new opportunities with OEM customers worldwide. The Company has historically opened and anticipates that it will continue to open new manufacturing facilities in proximity to major OEMs in order to provide greater customer service and support with services such as "just-in-time" delivery and logistical support. Within the last few years, the Company has opened facilities in Puerto Rico and Scotland.

     Address New Opportunities in Subsystem Markets. The Company believes that it has significant expertise in the design and manufacture of electronic subsystems, which require a high density of components in a small form factor. The Company intends to leverage this expertise in the emerging and high growth segments of other subsystem markets, such as the embedded computer module markets. The Company seeks to increase its market share in such markets by offering customers the same breadth of services and complete solutions, from design to manufacturing and logistical support, that it currently offers customers in the memory module market. In the market for PC card products incorporating memory, data communications functionality and networking connectivity, the Company intends to continue to focus on increasing the penetration of its PC card products at major OEMs, which it believes are looking for solutions to reduce the number of suppliers and SKUs required to service the needs of their end customers. In the fragmented embedded computer market, the Company believes that its relationships, infrastructure, large scale production capabilities and financial resources, relative to many smaller competitors, offer a competitive advantage in securing large OEM customers.

PRODUCTS

     The Company designs and markets products consisting of memory modules, PC cards and embedded computer modules. The Company's memory modules include DRAM, SRAM and Flash memory-based products. The Company offers custom and application specific memory modules, as well as standard memory modules that comply with industry standards established by the Joint Electronic Development Engineering Council ("JEDEC"). The Company's PC cards comply with PCMCIA standards and include memory cards, wireless and wireline data communication modem cards, network connectivity cards and other I/O cards. The Company's embedded computer module products include a range of standard and perfect fit embedded computers for use in a variety of specialized computing applications.

  MEMORY MODULES

     DRAM Modules. The Company offers a comprehensive line of DRAM memory modules, including a wide range of single in-line memory modules ("SIMMs"), dual in-line memory modules ("DIMMs") and small outline dual in-line memory modules ("SO DIMMs"). The Company's DRAM modules are available in various configurations of up to 200 pins and densities of up to 256 MBytes. Many of these products are offered in both 5.0 volt and 3.3 volt versions, with FPM, EDO, SDRAM and SGRAM architectures.

     The following table summarizes certain of the Company's DRAM module product offerings:

-----------------------------------------------------------------------------------------------------
        DRAM
  PRODUCT FAMILIES        DENSITY       FEATURES      SPEED (MHZ)             APPLICATIONS
-----------------------------------------------------------------------------------------------------
  72 Pin SIMMs         4-64 MBytes    FPM, EDO           10-33      Desktop PCs, Printers, Embedded
                                                                    Controllers, Routers, Servers
-----------------------------------------------------------------------------------------------------
  100 Pin DIMMs        4-64 MBytes    FPM, EDO,         66-133      Networking, Printers
                                      SDRAM
-----------------------------------------------------------------------------------------------------
  144 Pin SO DIMMs     4-64 MBytes    FPM, EDO           10-33      Notebook PCs, Printers,
                                      ---------------------------------------------------------------
                                      SDRAM, SGRAM      66-133      X-Window Terminals, 3D Graphics
-----------------------------------------------------------------------------------------------------
  168 Pin DIMMs        8-256 MBytes   FPM, EDO           10-33      Workstations, Routers, PCs
                                      ---------------------------------------------------------------
                                      SDRAM             66-133      Servers, Telecom Equipment, PCs
-----------------------------------------------------------------------------------------------------
  Registered 168 Pin   8-256 MBytes   SDRAM             66-133      Workstations, Servers, Routers
  DIMMs
-----------------------------------------------------------------------------------------------------
  200 Pin DIMMs        16-64 MBytes   FPM, SDRAM        10-150      Workstations, Super Computers
-----------------------------------------------------------------------------------------------------
  VRAM Modules         2-16 MBytes    RAM, High         60-200      High Performance Graphics for
                                      Speed SRAM                    Workstations
-----------------------------------------------------------------------------------------------------
  VME Bus Modules      256 KBytes-    FPM, Low           10-33      Industrial Control Systems
                                      Profile
                       16 MBytes
-----------------------------------------------------------------------------------------------------
  Custom               1-256 MBytes   Per Customer   Per Customer   Embedded Controllers, Telecom
                                      Specifications Specifications Switches, Notebook PCs
-----------------------------------------------------------------------------------------------------

     SRAM Modules. The Company offers a comprehensive line of SRAM memory modules, including L2 cache modules and other high speed and low power SRAM modules. The Company's L2 cache modules are available in speeds from 33 to 83 MHz, in asynchronous and synchronous versions, with burst, pipelined burst and serial access operating modes and in densities from 256 KBytes to eight MBytes.

     The following table summarizes certain of the Company's high speed SRAM L2 cache module product offerings:

-------------------------------------------------------------------------------------------------------------
    SRAM L2 CACHE                                  CHIPSET
   PRODUCT FAMILIES           DENSITY           COMPATIBILITY      SPEED (MHZ)           APPLICATIONS
-------------------------------------------------------------------------------------------------------------
  Synchronous 64 Bit    256 KBytes-1 MByte    Intel, SIS, OPTi,       66-83      Desktop PCs, Embedded
                                              VLSI                               Controllers
-------------------------------------------------------------------------------------------------------------
  Synchronous 72 Bit    256 KBytes-1 MByte    Intel, SIS, OPTi,       66-83      Desktop PCs, Workstations,
                                              VLSI                               Servers, Routers
-------------------------------------------------------------------------------------------------------------
  Asynchronous 64 Bit   256 KBytes-1 MByte    Intel, OPTi, VLSI       50-66      Desktop PCs, Embedded
                                                                                 Controllers
-------------------------------------------------------------------------------------------------------------
  Asynchronous 72 Bit   256 KBytes-1 MByte    Intel, OPTi, VLSI       50-66      Desktop PCs, Workstations,
                                                                                 Servers, Routers
-------------------------------------------------------------------------------------------------------------
  Custom                256 KBytes-8 MBytes   Per Customer        Per Customer   Desktop PCs
                                              Specifications      Specifications
-------------------------------------------------------------------------------------------------------------

     The following table summarizes certain of the Company's other high speed and low power SRAM module product offerings:

--------------------------------------------------------------------------------------------------
   SRAM MODULE
     PRODUCT
    FAMILIES               DENSITY           SPEED (NS)                  APPLICATIONS
--------------------------------------------------------------------------------------------------
     8 Bit I/O       256 KBytes-2 MBytes       100-20       Point of Sale Terminals, Electronic
                                                            Verification Equipment, Industrial
                                                            Instrumentation
--------------------------------------------------------------------------------------------------
    16 Bit I/O       32 KBytes-1 MByte         120-15       Disk Drives, Medical Instruments
--------------------------------------------------------------------------------------------------
    18 Bit I/O       768 KBytes                 25-15       Disk Drives, Medical Instruments
--------------------------------------------------------------------------------------------------
    24 Bit I/O       960 KBytes                 25-15       Servers, Graphics
--------------------------------------------------------------------------------------------------
    32 Bit I/O       32 KBytes-1 MByte         100-12       Graphics, Industrial Instrumentation
--------------------------------------------------------------------------------------------------
    36 Bit I/O       32 KBytes-1 MByte          35-15       Servers, Workstations
--------------------------------------------------------------------------------------------------
    44 Bit I/O       1.4-5.5 MBytes             20-15       Minicomputers
--------------------------------------------------------------------------------------------------

     Flash Modules. The Company offers a comprehensive line of Flash modules, including 72 Pin DRAM-like SIMMs, 80 Pin synchronous SIMMs, 80 Pin asynchronous SIMMs and 168 Pin synchronous and asynchronous DIMMs. The Company's Flash modules are available in densities of up to 64 MBytes. The Company also offers additional options such as an on-board active reset control, system reset control and DC to DC power conversion which allows the use of 12.0 volt components in a 5.0 volt system.

     The following table summarizes certain of the Company's Flash module product offerings:

-----------------------------------------------------------------------------------------------------------
  FLASH PRODUCT FAMILIES       DENSITY                  FEATURES                       APPLICATIONS
-----------------------------------------------------------------------------------------------------------
  72 Pin DRAM-like SIMMs     4-8 MBytes     Reads like DRAM                     Embedded Controllers
                                            Plugs into DRAM Socket
-----------------------------------------------------------------------------------------------------------
  80 Pin Synchronous SIMMs   8-32 MBytes    Synchronized to System Clock        Embedded Controllers
-----------------------------------------------------------------------------------------------------------
  80 Pin Asynchronous        1-32 MBytes    12.0 Volt/5.0 Volt Programming      Routers, Servers,
  SIMMs                                     5.0 Volt/3.3 Volt Read Voltage      Telecom Switches
                                            5.0 Volt Only
                                            3 Reset Options
-----------------------------------------------------------------------------------------------------------
  168 Pin Asynchronous       4-64 MBytes    5.0 Volt/3.3 Volt Read Voltage      Telecom Switches, Routers
  DIMMs
-----------------------------------------------------------------------------------------------------------
  Custom                     1-64 MBytes    Per Customer Specifications         Industrial Applications
-----------------------------------------------------------------------------------------------------------

     Sales of memory modules accounted for a substantial majority of the Company's net sales during the six months ended April 30, 1997 and during fiscal 1996 and fiscal 1995.

  PC CARD PRODUCTS.

     The Company sells PC card products that provide both memory, I/O and communication functions. The Company's PC cards are marketed under the "SMART" and "Apex Data" brand names. The Company offers a comprehensive line of memory PC card products, including 68 Pin PC cards with densities ranging from 2 MBytes to 32 MBytes and 68 Pin ATA Flash memory PC cards with densities ranging from 2 MBytes to 112 MBytes. These cards provide additional memory for notebook and subnotebook computers and PDAs. The Company's memory PC cards are PCMCIA Type I compatible.

     The following table summarizes certain of the Company's PC card memory product offerings:

----------------------------------------------------------------------------------------------------------
 PC CARD MEMORY
PRODUCT FAMILIES          DENSITY                   FEATURES                       APPLICATIONS
----------------------------------------------------------------------------------------------------------
  68 Pin Linear    2-32 MBytes            Plug & Play, Software Driver   PDAs, Notebook PCs, Networking,
  Flash                                   Included                       Portable Medical Equipment
----------------------------------------------------------------------------------------------------------
  68 Pin ATA       2-112 MBytes           5.0 Volt, 3.3 Volt             PDAs, Notebook PCs, Networking
  Flash                                   ATA Compliant
----------------------------------------------------------------------------------------------------------
  Compact Flash    2-16 MBytes            5.0 Volt, 3.3 Volt             PDAs, Cellular Phones, Pagers,
  ATA                                     ATA Compliant                  Digital Cameras
----------------------------------------------------------------------------------------------------------
  Miniature        2-4 MBytes             5.0 Volt, 3.3 Volt             PDAs, Cellular Phones, Pagers,
                                          16 Bit Data Interface          Digital Cameras
                                          MCIF Specification Compliant
----------------------------------------------------------------------------------------------------------
  Custom           128 KBytes-20 MBytes   Per Customer Specifications    Portable Medical Equipment
----------------------------------------------------------------------------------------------------------

     The Company also offers a comprehensive line of modem and communications products. These products include a full line of PC card data/fax modems for notebook and PDA devices, as well as, beginning in 1997, internal (ISA) modems for desktop computers. The Company currently offers 56 kbps modems utilizing the K56flex(TM) technology supported by Lucent Technologies, Inc. and Rockwell International Corporation ("Rockwell"). To address the needs of users demanding international mobility, the Company's world-approved modems allow users to have one modem that can be used worldwide. In addition, the Company has added digital GSM technology to its world-approved modems providing users with secure, digital, wireless communications.

     The following chart summarizes certain of the Company's communications product offerings:

---------------------------------------------------------------------------------------------
      COMMUNICATION PRODUCT FAMILIES                           FEATURES
---------------------------------------------------------------------------------------------
  MODEMS
---------------------------------------------------------------------------------------------
  Mobile Plus V.34 PC Card (33.6)         Landline and Cellular-ready
                                          Supports over 50 different types of analog cellular
                                          phones
---------------------------------------------------------------------------------------------
  ClipperCom World V.34 PC Card (33.6)    Internal DAA certified in over 50 countries
     w/GSM                                Country Select GUI software
                                          Digital GSM wireless capabilities
---------------------------------------------------------------------------------------------
  Winperformer V.34 (33.6) PC Card        HSP technology
                                          Win95, NT
---------------------------------------------------------------------------------------------
  Rapid Transit 56k PC Card               K56flex(TM) technology
                                          Software upgradable
---------------------------------------------------------------------------------------------
  Rapid Transit 56k Internal (ISA)        K56flex(TM) technology
                                          Software upgradable
                                          Full duplex speakerphone
---------------------------------------------------------------------------------------------
  NETWORKING
---------------------------------------------------------------------------------------------
  Ethernet Adapter                        10BaseT or 10Base2
---------------------------------------------------------------------------------------------
  VIDEO ADAPTER
---------------------------------------------------------------------------------------------
  Media Express MPEG 1                    ZV Port compatible
                                          Full screen, full motion video
---------------------------------------------------------------------------------------------

  EMBEDDED COMPUTER MODULES

     The Company's SMARTengine family of products helps accelerate time to market, reduce system cost, lower power requirements and provide a clear upgrade path for OEMs. The Company offers a line of standard and perfect-fit embedded computers with complete software support that offer varying price/performance and industry standard bus interfaces. The Company's product line is processor independent and operates in systems using 32 and 64 bit CPUs from several vendors. This compatibility enhances flexibility to match price, performance and power requirements to the customer's application. The Company has also used industry standard buses, including ISA, EISA, PCI and Compact PCI, as well as custom buses, where required. All products are supported by on-board software for development and real-time operating systems support.

     The following table summarizes certain of the Company's SMARTengine embedded computer module product offerings:

-------------------------------------------------------------------------------------------
  EMBEDDED COMPUTER
   MODULE FAMILIES                    FEATURES                         APPLICATIONS
-------------------------------------------------------------------------------------------
  SMARTengine/50PCI    R5000, Compact PCI, 8-128MB DRAM,       ATM Switch, Ethernet Switch
                       FLASH, PROM, Ethernet, SCSI, RTC,
                       DUART
-------------------------------------------------------------------------------------------
  SMARTengine/43PCI    R4300, 8MB EDO DRAM, FLASH, PROM, RTC,  Imaging, Game, Publishing
                       3 PCI slots
-------------------------------------------------------------------------------------------
  SMARTengine          43hPCI, R4300, 8 MB DRAM, FLASH, PROM,  Networking, Printers,
                       RTC                                     Datacom, Test and
                                                               Measurement
-------------------------------------------------------------------------------------------
  SMARTengine/43NET    R4300, 2 Ethernets, 8MB DRAM, FLASH,    Networking, Ethernet Switch
                       PROM, RTC, DUART
-------------------------------------------------------------------------------------------
  SMARTengine/47PCI    R4700, 2 PCI buses, 8-128MB DRAM,       Imaging
                       FLASH, PROM, RTC, DUART
-------------------------------------------------------------------------------------------
  SMARTengine/30ISA    R3081, ISA bus, 8MB DRAM                Simulation
-------------------------------------------------------------------------------------------
  Custom               Perfect-fit embedded computer for the   Various
                       customer's application
-------------------------------------------------------------------------------------------

CUSTOMERS, SALES AND MARKETING

     The Company's principal customers include major computing, networking and telecommunication OEMs and semiconductor manufacturers. In fiscal 1996 and in fiscal 1995, the Company's ten largest customers accounted for approximately 71% and 68% of net sales, respectively. In fiscal 1996, the Company's three largest customers were Cisco, Hewlett-Packard and IBM, which accounted for 19%, 15% and 12% of net sales, respectively. In fiscal 1995, the Company's three largest customers were Cisco, IBM, and Hewlett-Packard, which accounted for 18%, 15% and 10% of net sales, respectively. No other customers accounted for more than 10% of net sales in these periods.

     The Company primarily sells its memory and embedded computer module products directly to major OEM customers and uses a network of independent sales representatives located throughout North America and Europe for sales to other OEM customers. The Company's direct sales and marketing efforts are conducted in an integrated process involving direct salespeople, customer service representatives and senior executives. An important aspect of the Company's sales and marketing efforts is that the Company's experienced applications engineers work closely with OEM customers in designing the Company's products into the OEM's systems. The Company's sales offices are located in California, Colorado, Texas, Massachusetts, North Carolina, England, Australia and Germany.

     To address the needs of its OEM customers, the Company has developed and maintains relationships with leading vendors of memory devices located in the United States, Japan and South Korea. These include limited and sole source suppliers of certain products, such as NEC Corporation, IBM, Intel, Oki Semiconductor, Inc., Rockwell and Samsung. The Company frequently works jointly with these vendors in bidding for customers' design-in opportunities. The Company's OEM marketing activities include advertising in technical journals and direct mail solicitation.

     The Company sells PC card products to OEMs and corporate end users, as well as to small office/home office ("SOHO") and consumer end users. The Company's OEM customers integrate the Company's PC cards into their end products. Corporate end users typically buy the Company's PC card products for mobile computing applications through computer resellers, such as distributors and VARs. Distributors in North America include Ingram Micro Inc., Merisel Inc., Microage, Inc. and Tech Data Corp. The Company sells to SOHO and consumer end users through catalog sales organizations and retailers including PC's Compleat Corp. and Mobile Planet in North America.

     Sales are generally made pursuant to standard purchase orders. The Company includes in its backlog only those customer orders for which it has accepted purchase orders and it expects to ship within the next 12 months. Since orders constituting the Company's current backlog are subject to changes in delivery schedules and are subject to cancellation with only limited or no penalties, backlog is not necessarily an accurate indication of future net sales. There can be no assurance that current backlog will necessarily lead to net sales in any future period. The Company's total backlog was $69.2 million and $63.2 million as of April 30, 1997 and 1996, respectively.

DESIGN, MANUFACTURING AND TEST

     The Company has a staff of engineers for applications development, component selection, schematic design, layout, firmware and software driver development. The layouts for memory modules, PC cards and embedded computer modules are specialized due to their high component and trace densities, particularly for high speed memory modules. To further enhance its design capability, the Company established in fiscal 1995 a design center in Bangalore, India.

     The Company believes that the efficiency of its manufacturing operations has benefited from its extensive experience and its library of proven designs which stress high manufacturability and quality. Through its extensive library of memory module designs and its experience in designing and manufacturing memory modules, the Company is able to work closely with its customers and suppliers to design competitive solutions to system memory problems and shorten the time it takes its customers to get their products to market.

     The Company's manufacturing processes rely on a high level of automation and involve the use of a substantial base of fine pitch surface mount equipment which is specialized for the production of memory modules and PC cards. The Company's surface mount manufacturing lines have been optimized to support the placement and configuration of a high number of ICs on each board, in contrast to surface mount equipment used in less specialized electronics manufacturing which typically involves a fewer number of ICs and a greater number of passive components on each printed circuit board. The Company also has developed automated methods for PC card case assembly and test. As a result of its design efficiencies, high level of automation and general manufacturing expertise, the Company believes that it achieves relatively high manufacturing yields. In addition, due to the high level of automation in the Company's manufacturing approach, the Company maintains a relatively low percentage of direct labor costs. The Company believes that it has achieved and maintains a rapid manufacturing cycle and is able to offer its customers quick turnaround of both small and large projects. The Company is frequently able to provide turnaround on major customer orders within days or weeks.

     An important aspect of the Company's manufacturing operations is its focus on product testing. The Company tests 100% of its memory modules, PC cards and embedded computer modules for full functionality, in contrast with many other suppliers which the Company believes may test only at the system level. The Company believes that it has established substantial technical expertise in the testing of memory modules, PC cards and embedded computer. The Company further believes that test capability will grow in importance as the speed and complexity of memory devices and modules utilizing those devices increase. The Company has a group of experienced test engineers that develop proprietary testing routines and parameters which, combined with the Company's continued investment in advanced test equipment, enable it to diagnose problems in system design or memory components, to characterize the performance of new products and to provide high quality products in volume.

     The Company currently manufactures and tests the majority of its products in a 62,250 square foot facility in Fremont, California. In addition, the Company utilizes a 23,000 square foot manufacturing and test facility in Arecibo, Puerto Rico and, since its opening in September 1996, a 25,000 square foot manufacturing and test facility in East Kilbride, Scotland. The Company operates multiple production lines at these facilities. The Company currently plans to add additional manufacturing and test capacity in each of its manufacturing and test sites. The Company subcontracts a limited amount of production requirements to third party manufacturers.

RESEARCH AND DEVELOPMENT

     The Company believes that the timely development of new memory modules, PC cards and embedded computer modules is essential to maintaining the Company's competitive position. In the memory market, the Company's research and development activities are focused primarily on new high speed memory modules, the continual improvement in test routines and software and the ongoing improvement in manufacturing processes and technologies. In particular, the Company is focusing its research and development resources on the development of SDRAM, Flash and SRAM products. The Company plans to continue to devote substantial research and development efforts to the design of new memory module products which address the requirements of OEMs and corporate end users.

     In the PC card market, the Company's research and development efforts are focused primarily on the design and introduction of new PC card products which provide improved memory, connectivity and communications functionality. The Company's research and development efforts in the embedded computer market are focused on the design of standard and custom embedded computer modules based primarily on the MIPS and PowerPC computing architectures and standard or custom bus architectures.

     The Company's research and development expenses for the six months ended April 30, 1997, fiscal 1996 and fiscal 1995 were $3.9 million, $5.9 million and $5.3 million, respectively.

COMPETITION

     The memory module, PC card and embedded computer industries are intensely competitive. Each of these markets comprises a large number of competitive companies, several of which have achieved a substantial share of their respective markets. Certain of the Company's competitors in each of these markets have substantially greater financial, marketing, technical, distribution and other resources, greater name recognition, lower cost structures and larger customer bases than the company. In the memory module market, the Company competes against semiconductor manufacturers that maintain captive memory module production capabilities, including Micron Electronics, Inc. (a subsidiary of Micron Technology Inc.) and Samsung. The Company also competes with independent memory module manufacturers, including Celestica Inc., PNY Electronics, Inc. and Simple Technology Incorporated. In the computer systems reseller market for memory modules, the Company primarily competes with companies such as Kingston Technology, Inc., Viking Technology, Inc. and Vision Tek, Inc. In the PC card market, the Company competes with Hayes Communications, Inc. and U.S. Robotics, Inc. (a subsidiary of 3Com Corporation), among others. In the embedded computer market, the Company competes with Force Computers, Inc. (a subsidiary of Solectron), Motorola and Radisys Corporation, among others. The Company faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. In addition, certain of the Company's competitors, such as Samsung, are significant suppliers to the Company. These suppliers may have the ability to manufacture competitive products at lower costs than the Company as a result of their higher levels of integration. The Company also faces competition from new and emerging companies that have recently entered or may in the future enter the markets in which the Company participates.

     The Company expects its competitors to continue to improve the performance of their current products, to reduce their current product sales prices and to introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of the Company's products. There can be no assurance that enhancements to or future generations of competitive products will not be developed that offer better prices or technical performance features than the Company's products. To remain competitive, the Company must continue to provide technologically advanced products and manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, reduce manufacturing and testing costs and compete favorably on the basis of price. In addition, increased competitive pressure has led in the past and may continue to lead to intensified price competition, resulting in lower prices and gross margin, which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully in the future.

INTELLECTUAL PROPERTY

     The Company has one issued patent. The Company expects to file new patent applications where appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on patent protection. In the semiconductor, computer, telecommunications and networking industries, it is typical for companies to receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights of others. While there is currently no material pending intellectual property litigation involving the Company, the Company has been and may from time to time continue to be notified of claims that it may be infringing patents, copyrights or other intellectual property rights owned by third parties. There can be no assurance that these or other companies will not in the future pursue claims against the Company with respect to the alleged infringement of patents, copyrights or other intellectual property rights. In addition, litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. The Company has also entered into license agreements in the past regarding certain alleged infringement claims asserted by third parties. If any other claims or actions are asserted against the Company, the Company may again seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of the products utilizing the intellectual property. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

     The Company attempts to protect its intellectual property rights through a variety of measures including non-disclosure agreements, trademarks, trade secrets and to a lesser extent, patents. There can be no assurance, however, that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights.

EMPLOYEES

     As of July 31, 1997, the Company had 625 regular, full time employees of which 444 were in manufacturing (including test, quality assurance and materials work), 68 were in design and product development, 60 were in marketing and sales and 53 were in finance and administration. The Company's future results depend in significant part upon its ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. The Company's employees are not represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are good.

FACILITIES

     The Company's corporate headquarters and a manufacturing facility are located in a 62,250 square foot facility in Fremont, California. The lease on this facility expires in January 2003. The Company leases an additional 25,000 square foot facility in Fremont, California. The lease on this facility expires in January 2003. The Company also leases a 23,000 square foot manufacturing facility in Arecibo, Puerto Rico and a 25,000 square foot manufacturing facility in East Kilbride, Scotland. The leases on these facilities expire in May 2005 and September 2006, respectively. In addition, the Company leases various small facilities for its sales offices. The Company currently expects that it will relocate its facility in Arecibo, Puerto Rico into a new 83,000 square foot manufacturing facility in Aguada, Puerto Rico.

LEGAL PROCEEDINGS

     As of the date hereof, there is no material litigation pending against the Company. From time to time, the Company may be a party to litigation and claims incident to the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

     The following table sets forth certain information concerning the executive officers, officers and directors of the Company as of July 31, 1997:

            NAME               AGE                        POSITION
-----------------------------  ----   -------------------------------------------------
Ajay Shah(1).................  37     Chairman of the Board of Directors, President and
                                      Chief Executive Officer
Mukesh Patel.................  39     Vice President and General Manager
                                      Memory/Processor Product Line and Director
Lata Krishnan................  36     Vice President, Business Development and
                                      Administration and Secretary
David B. Mullin..............  43     Vice President, Finance and Chief Financial
                                      Officer
Alan Marten..................  37     Vice President, Product Line Manager Memory
                                      Products
Jim Northington..............  50     Vice President, Quality Assurance and Corporate
                                      Development
Pranatharthi Haran...........  37     Vice President, Research and Development
Dhaval J. Brahmbhatt.........  42     Vice President, Technology Development Memory
                                      Product Line
Eric Taborek.................  40     Vice President, OEM Sales
William C. Johnson...........  65     Vice President, Marketing
Nageeen Sharma...............  37     Vice President, Product Line Manager, Embedded
                                      Computer Products
Jeff Miller..................  35     Vice President, Engineering
Paul Mercadante..............  36     Vice President, Product Line Manager
                                      Communications Division
Charles W. Welch.............  32     General Counsel
Erik Anderson(1)(2)..........  39     Director
Tor R. Braham(1)(2)..........  39     Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     The directors of the Company are elected at the annual meeting of shareholders of the Company. Each director of the Company holds office until his successor is elected and qualified or until his earlier death, resignation or removal. The executive officers of the Company serve at the discretion of the Board of Directors. Ajay Shah and Lata Krishnan are married to each other. There are no other family relationships among the directors and executive officers of the Company. The Company has obtained and is the beneficiary of a $1.0 million insurance policy on the life of Ajay Shah, the Company's Chairman of the Board, President and Chief Executive Officer, and a $1.0 million insurance policy on the life of Mukesh Patel, Vice President and General Manager Memory/Processor Product Line and a director of the Company.

     Ajay Shah co-founded the Company and has served as the Company's President and Chief Executive Officer and as a director since its inception. In July 1995, Mr. Shah became the Company's Chairman of the Board of Directors. Mr. Shah holds an M.S. degree in Engineering Management from Stanford University and a B.S. degree in Engineering with a major in Mechanical Engineering from the University of Baroda, India. Mr. Shah also serves on the Board of Directors of Krypton Isolation, Inc. ("Krypton"), a semiconductor company.

     Mukesh Patel co-founded the Company and has served as the Company's Vice President and General Manager Memory/Processor Product Line since August 1995 and as a director since the Company's inception. From February 1989 until July 1995, Mr. Patel served as the Company's Vice President, Engineering. Mr. Patel holds a B.S. degree in Engineering with emphasis on digital electronics from Bombay University, India. Mr. Patel also serves on the Board of Directors of Krypton.

     Lata Krishnan co-founded the Company and has served as the Company's Vice President, Business Development since September 1996 and Vice President Administration and Secretary since the Company's inception. From September 1996 until July 1997, Ms. Krishnan served as the Company's Vice President, Business Development. From the Company's inception until September 1996, Ms. Krishnan served as the Company's Vice President, Finance and Chief Financial Officer. Ms. Krishnan holds a B.S. degree from the London School of Economics and is a member of the Institute of Chartered Accountants in England and Wales.

     David B. Mullin has served as Vice President, Finance and Chief Financial Officer of the Company since September 1996. From November 1995 until September 1996, Mr. Mullin served as Borland International, Inc.'s Vice President Finance and Administration and Chief Financial Officer. From September 1990 until November 1995, Mr. Mullin served in various capacities at Conner Peripherals, Inc. ("Conner"), the most recent of which were Director of Corporate Financial Planning & Analysis and Chief Financial Officer of Arcada Software, Inc., a subsidiary of Conner. Mr. Mullin holds a B.A. degree from San Francisco State University, and is licensed as a certified public accountant in California.

     Alan Marten joined the Company in February 1990 and has served as Vice President, Product Line Manager Memory Product Line since July 1995. From February 1990 until January 1997, Mr. Marten served as the Company's Vice President, Sales. Mr. Marten holds an M.B.A. degree from San Jose State University and a B.S. degree in Economics and Computer Science from Santa Clara University.

     Jim Northington has served as Vice President, Quality Assurance and Corporate Development of the Company since January 1997. From November 1994 until January 1997, Mr. Northington served as the Company's Vice President, Operations. From July 1989 until October 1994, Mr. Northington was a principal at APS Products, Inc., an electronics manufacturing consulting firm. From June 1986 until July 1989, Mr. Northington served as Western Digital Corporation's Vice President of Manufacturing for North America and Hong Kong. Mr. Northington holds a B.S. degree in Industrial Technology from California State University, Long Beach.

     Pranatharthi Haran has served as Vice President, Research and Development of the Company since March 1993. From May 1986 until February 1993, Mr. Haran was the Vice President of Engineering at Omnitel, Inc., a data communications company. Mr. Haran holds an M.S. degree in Electrical Engineering from Kansas State University and a B.S. degree in Electrical Engineering from the Indian Institute of Technology in Madras, India.

     Dhaval J. Brahmbhatt has served as Vice President, Technology Development Memory Product Line of the Company since January 1996. From August 1991 to January 1996, Mr. Brahmbhatt served as a Product Line Director at National Semiconductor Inc., a semiconductor company. Mr. Brahmbhatt holds an M.S. degree in Electrical Engineering from the University of Cincinnati, an M.S. degree in Solid-State Electronics and a B.S. degree in Physics from Gujarat University in Ahmedabad, India.

     Eric Taborek has served as Vice President, OEM Sales of the Company since February 1997. For the 14 years prior to joining SMART, Mr. Taborek served in various product engineering and sales capacities at Advanced Micro Devices, Inc., the most recent of which was Director of Sales, Western Area, North America. Mr. Taborek holds a B.S. degree in Business/Computer Science from the University of California, Berkeley and an M.B.A. degree in Finance/Operations from the University of Michigan.

     William C. Johnston has served as Vice President, Marketing of the Company since February 1997. From March 1993 until February 1997, Mr. Johnston served as the Company's Director, Marketing. For the nine years prior to joining SMART, Mr. Johnston served in various marketing capacities at Samsung Semiconductor, Inc. Mr. Johnston holds a B.S. degree and an M.S. degree in Electrical Engineering from the University of Illinois.

     Nageen Sharma has served as Vice President, Product Line Manager, Embedded Computer Products since the Company's acquisition of RISQ in July 1996. From March 1991 until July 1996, Mr. Sharma served as Chief Executive Officer of RISQ, Mr. Sharma holds a B.S. degree in Electrical Engineering from the

University of Delhi, India, an M.S. degree in Electrical Engineering from the University of Maryland and an M.B.A. degree from National University.

     Jeff Miller has served as Vice President, Engineering since the Company's acquisition of RISQ in July 1996. From March 1991 until July 1996, Mr. Miller served as President of RISQ. Mr. Miller holds a B.S. degree in Electrical Engineering from the University of California, Santa Barbara and an M.S. degree in Systems Management from the University of Southern California.

     Paul Mercadante has served as Vice President, Product Line Manager, Communication Division since the Company's acquisition of Apex in July 1995. From August 1993 until July 1995, Mr. Merdacante served as Vice President, Operations of Apex. From September 1991 until July 1993, Mr. Mercadante served as Director of Program Management at Rose Communication, Inc. Mr. Mercadante holds a B.A. degree in Economics from the New York State University.

     Charles W. Welch has served as General Counsel of the Company since October 1995. From October 1995 until July 1997, Mr. Welch also served as the Director, Investor Relations of the Company. From September 1994 until October 1995, Mr. Welch practiced law with Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Welch holds a J.D. degree from the University of California, Berkeley -- Boalt Hall School of Law, a Master of Real Estate Development degree from the University of Southern California and a B.S. degree in Civil Engineering from Virginia Tech.

     Erik Anderson has served as a director of the Company since November 1994. Since February 1994, Mr. Anderson has served as the Co-President and a director of Trillium Corp., a diversified investment company. From March 1992 until January 1994, Mr. Anderson was a principal with Fraizer Management LLC, a medical technology investment company. From October 1990 until March 1992, Mr. Anderson served as the Vice President and Treasurer of Services Group of America, an investment holding company, and from February 1985 until October 1990, he served as a Vice President of Goldman Sachs & Company, an investment banking firm. Mr. Anderson holds an M.S. degree and a B.S. degree in Industrial Engineering from Stanford University and a B.A. degree in Economics from Claremont McKenna College. Mr. Anderson also serves as Chairman of the Board of Directors of Gargoyles Performance Eyewear, Inc., a manufacturer of sunglasses.

     Tor R. Braham has served as a director of the Company since July 1995. Mr. Braham is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, where he has been practicing since 1984. Mr. Braham holds a J.D. degree from New York University School of Law and a B.A. degree from Columbia College. Mr. Braham also serves on the Board of Directors of OPTi Inc., a semiconductor company, and 3Dlabs Inc., Ltd., a 3D graphics processor company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1997 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer and each of the Named Executive Officers, and (iv) all directors and executive officers as a group. A total of 19,378,452 shares of the Company's Common Stock was issued and outstanding as of July 31, 1997.

                                           SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                              OWNED PRIOR TO                          OWNED AFTER
                                               OFFERING(1)           SHARES           OFFERING(1)
            NAME AND ADDRESS              ----------------------      BEING      ---------------------
          OF BENEFICIAL OWNERS              NUMBER       PERCENT     OFFERED      NUMBER       PERCENT
----------------------------------------  ----------     -------     -------     ---------     -------
Ajay Shah(2)............................   5,911,250       29.4%     580,000     5,331,280       25.2%
Lata Krishnan(3)........................   5,911,250       29.4      580,000     5,331,280       25.2
Mukesh Patel(4).........................   3,802,500       19.2      350,000     3,452,500       16.5
Alan Marten(5)..........................     428,000        2.2       40,000       388,000        1.9
David B. Mullin(6)......................      21,988          *           --        21,988          *
Bayside Development Corporation(7)......   1,790,000        9.2           --     1,790,000        8.4
  c/o International Service Co.
  Apartado 7440
  Panama
  Attention: Dr. Sharma
Barclays Private Trust (BVI) Limited as
  Trustee of the Indira Trusti..........   1,000,000        5.2           --     1,000,000        4.7
  c/o C.J. Couzens
  P.O. Box 70
  Roadtown
  Tortola, British Virgin Islands
Erik Anderson(8)........................      26,000          *           --        26,000          *
Tor R. Braham(9)........................      33,500          *           --        33,500          *
All directors and executive officers as
  a group (7 persons)(10)...............  10,223,238       49.2      970,000     9,253,238       42.3

---------------

 *  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within sixty (60) days of July 31, 1997 are deemed outstanding. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each party named in the table has sole voting and investment power with respect to the shares set forth opposite such party's name. Except as otherwise indicated, the address of each of the parties in this table is as follows: c/o SMART Modular Technologies, Inc., 4305 Cushing Parkway, Fremont, California 94538.

(2) Includes 2,832,591 shares held by Mr. Shah and 450,000 shares owned by Mr. Shah in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Includes 876,659 shares held by Ms. Krishnan and 250,000 shares owned by Ms. Krishnan in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 1,500,000 shares which are held in Krishnan-Shah Family Partners, LP, a California limited partnership, in which Mr. Shah and Ms. Krishnan are the general partners. 520,000 shares of the 1,500,000 shares held by the Krishnan Shah Family Partnership are included in the shares being offered, as indicated. Mr. Shah and Ms. Krishnan are married to each other.

 (3) Includes 578,659 shares held by Ms. Krishnan and 250,000 shares owned by Ms. Krishnan in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Includes 2,832,591 shares held by Mr. Shah and 450,000 shares owned by Mr. Shah in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 1,500,000 shares which are held in Krishnan-Shah Family Partners, LP, a California limited partnership, in which Mr. Shah and Ms. Krishnan are the general partners. 520,000 shares of the 1,500,000 shares held by the Krishnan Shah Family Partnership are included in the shares being offered, as indicated. Mr. Shah and Ms. Krishnan are married to each other.

 (4) Includes 450,000 shares owned by Mr. Patel in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 1,270,000 shares which are held in Patel Family Partners, LP, a California limited partnership, in which Mr. Patel and his spouse are the general partners.

 (5) Includes 180,000 shares owned by Mr. Marten in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 3,000 shares owned by Mr. Martin in the form of options exercisable as of July 31, 1997 or within sixty (60) days thereafter.

 (6) Includes 20,000 shares owned by Mr. Mullin in the form of options exercisable as of July 31, 1997 or within sixty (60) days thereafter.

 (7) Bayside Development Corporation is beneficially owned by Tej Kaur Sharma.

 (8) Includes 1,000 shares owned by Mr. Anderson in the form of options exercisable as of July 31, 1997 or within sixty (60) days thereafter.

 (9) Includes 30,000 shares owned by Mr. Braham in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 1,000 shares owned by Mr. Braham in the form of options exercisable as of July 31, 1997 or within sixty (60) days thereafter.

(10) Includes 1,360,000 shares owned by the seven directors and executive officers listed above in the form of immediately exercisable options, some of which, if exercised and issued, would be subject to a repurchase right of the Company that lapses over time. Also includes 25,000 shares owned by certain of the directors and executive officers listed above in the form of options exercisable as of July 31, 1997 or within sixty (60) days thereafter.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Cowen & Company and Montgomery Securities are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company and Selling Shareholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                NUMBER OF
                                      NAME                                       SHARES
    -------------------------------------------------------------------------  -----------
    Morgan Stanley & Co. Incorporated........................................
    Donaldson, Lufkin & Jenrette Securities Corporation......................
    Cowen & Company..........................................................
    Montgomery Securities....................................................

                                                                                 ---------
              Total..........................................................    2,070,000
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 310,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Each of the Company and the directors, executive officers and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the

Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. However, the executive officers of the Company may, without such consent, sell an aggregate of up to 50,000 shares, which shall include no more than 20,000 shares by any such individual. Additionally, the Company may, without such consent, (i) grant options or issue stock upon the exercise of outstanding stock options pursuant to the Company's stock option plans and (ii) issue stock upon the exercise of outstanding warrants.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market marking transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission"). In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200,000 shares, whichever is greater. A passive market maker must indemnify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel for the Underwriters. As of the date of this Prospectus, 33,500 shares of Common Stock issuable upon the exercise of Stock options was beneficially owned by certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Tor R. Braham, a member of the firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, is one of the Company's directors.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states, with respect to certain subsidiaries, its opinion is based on the report of other independent public accountants, namely BDO Seidman, LLP. The financial statements and supporting schedules referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and Seven World Trade Center, Suite 1300, New York, New York. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                                      LOGO

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the Registration Fee, the NASD Filing Fee and the Nasdaq Notification for Listing Additional Shares Fee.

                                                                             AMOUNT TO BE
                                                                             PAID BY THE
                                                                               COMPANY
                                                                             ------------
    SEC Registration Fee...................................................    $ 32,462
    NASD Filing Fee........................................................      11,213
    Nasdaq Notification for Listing Additional Shares Fee..................      17,500
    Printing and Engraving.................................................      60,000
    Legal Fees and Expenses................................................     125,000
    Accounting Fees and Expenses...........................................      40,000
    Blue Sky Fees and Expenses.............................................       5,000
    Transfer and Custody Agent Fees........................................      20,000
    Miscellaneous..........................................................      28,825
                                                                               --------
              Total........................................................    $340,000
                                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article IV of the Registrant's Articles of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and certain employees. Reference is also made to Section 12 of the Underwriting Agreement contained in Exhibit 1.1 hereto, with respect to the indemnification of officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits
        1.1          Form of Underwriting Agreement among the Registrant, Morgan
                     Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette,
                     Securities Corporation, Cowen & Company and Montgomery
                     Securities.
        2.1(1)       Agreement and Plan of Reorganization among the Registrant,
                     Apex Data, Inc. and SMART Acquisition Inc. dated April 24,
                     1995.
        4.2(1)       Registrant's specimen stock certificate.
        5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                     Corporation, counsel for the Registrant.
        23.1         Consent of Independent Certified Public Accountants.
        23.2         Consent of Independent Certified Public Accountants.
        23.3         Consent of Counsel (included in Exhibit 5.1
        24.1         Power of Attorney (included on page II-3).

---------------

(1) Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (No. 33-97748) filed October 4, 1995, Amendment No. 1 thereto filed October 24, 1995, Amendment No. 2 thereto filed November 6, 1995, Amendment No. 3 thereto filed November 14, 1995 and Amendment No. 4 thereto filed November 16, 1995, which Registration Statement became effective November 16, 1995.

(2) Incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q filed June 14, 1996.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, SMART Modular Technologies, Inc., a corporation organized and existing under the laws of the State of California, certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 11th day of August, 1997.

                                          SMART MODULAR TECHNOLOGIES, INC.

                                          By:        /s/ AJAY SHAH
                                          --------------------------------------
                                                        Ajay Shah
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ajay Shah and David Mullin and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ----------------------------  ----------------


                 /s/ AJAY SHAH                   President, Chief Executive     August 11, 1997
-----------------------------------------------    Officer and Chairman of
                   Ajay Shah                       the Board of Directors
                                                   (Principal Executive
                                                   Officer)

               /s/ MUKESH PATEL                  Vice President and General     August 11, 1997
-----------------------------------------------    Manager Memory Product
                 Mukesh Patel                      Line and Director

              /s/ DAVID B. MULLIN                Vice President, Finance and    August 11, 1997
-----------------------------------------------    Chief Financial Officer
                David B. Mullin                    (Principal Financial and
                                                   Accounting Officer)

               /s/ ERIK ANDERSON                 Director                       August 11, 1997
-----------------------------------------------
                 Erik Anderson

               /s/ TOR R. BRAHAM                 Director                       August 11, 1997
-----------------------------------------------
                 Tor R. Braham

                               INDEX TO EXHIBITS

                                                                                         SEQUENTIALLY
        EXHIBIT                                                                            NUMBERED
        NUMBER                                     EXHIBITS                                  PAGE
       ---------     --------------------------------------------------------------------
        1.1          Form of Underwriting Agreement among the Registrant, Morgan Stanley
                     & Co. Incorporated, Donaldson, Lufkin & Jenrette, Securities
                     Corporation, Cowen & Company and Montgomery Securities.
        2.1(1)       Agreement and Plan of Reorganization among the Registrant, Apex
                     Data, Inc. and SMART Acquisition Inc. dated April 24, 1995.
        4.2(1)       Registrant's specimen stock certificate.
        5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                     Corporation, counsel for the Registrant.
        23.1         Consent of Independent Certified Public Accountants.
        23.2         Consent of Independent Certified Public Accountants.
        23.3         Consent of Counsel (included in Exhibit 5.1
        24.1         Power of Attorney (included on page II-3).